UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

NORTHSTAR HEALTHCARE INC.
(Exact Name of Registrant as specified in its Charter)

British Columbia, Canada	98-1188172
(State or Other Jurisdiction of	(I.R.S. Employer Identification No.)
Incorporation or Organization)

4120 Southwest Freeway, Suite 150, Houston, Texas 77027
Tel: (713) 355-8614
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Copies of communications to:

William L. Macdonald
Macdonald Tuskey
Suite 400, 570 Granville Street, Vancouver, B.C., V6C 3P1, Canada
Telephone: (604) 689-1022, Facsimile: (604) 681-4760

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Title of Each Class	Name of Exchange on Which
To Be so Registered	Each Class is to be Registered
Common stock, no par value	NYSE MKT LLC

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ]	Smaller reporting company [X]

In this registration statement, unless otherwise stated, all dollar amounts are expressed in United States dollars as "$" and "C$" refers to Canadian dollars. The financial statements and summaries of financial information contained in this registration statement are also reported in United States dollars unless otherwise stated. All such financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles ("US GAAP), unless expressly stated otherwise.

As used in this registration statement, the terms "we", "us", "our", "our company" and "the company" refer to Northstar Healthcare Inc. and our subsidiaries, unless otherwise stated. References to "Northstar Healthcare" refer to Northstar Healthcare Inc. excluding its subsidiaries.

FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements. These statements relate to future events or future financial performance. In some cases, you can identify forward-looking statements by terminology such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "potential", or "continue", the negative thereof or other variations thereon or comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Many factors could cause our actual results, performance, or achievements to be materially different from any future anticipated results, performance, or achievements that may be expressed or implied by such forward-looking information, including, without limitation, general economic conditions, general business risks inherent in the ambulatory surgical center industry, including changing surgeon and patient preferences, numerous federal, state and local laws, competition from other healthcare providers, payor mix and our dependence on payment from third-party payors, including private insurers, managed care organizations and government healthcare programs, our financial and operating attributes, and the successful attainment of goals related to any proposed new business plan and future growth opportunities.

There can be no assurance that the forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements. The forward-looking statements in this registration statement speak only as to the date hereof. Except as required by applicable law, including the securities laws of the United States and Canada, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

SUPPLEMENTAL DISCLOSURE

This Registration Statement also contains references to net collected revenues and net patient service revenues. Net collected revenues represents actual payments received from third-party payors and patients, less refunds, and is not a recognized earnings measure under and does not have a standardized meaning prescribed by US GAAP. Net patient service revenues represents the estimated net realizable amount from patients, third-party payors and others for services rendered.

Item 1.              BUSINESS

Overview

Northstar Healthcare Inc. was incorporated on March 16, 2007 pursuant to the provisions of the British Columbia Business Corporations Act ("BCBCA"). Our registered office is located at Suite 400, 570 Granville Street, Vancouver, British Columbia V6C 3P1 and our corporate office is located at 4120 Southwest Freeway, Suite 150, Houston, Texas 77027. Our common shares are and have been publicly traded on the Toronto Stock Exchange under the symbol "NHC" since May 2007.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, referred to as the "JOBS Act").

Inter-corporate Relationships

The following chart illustrates our corporate structure as at December 31, 2013.

We own and manage seven healthcare facilities (the “Northstar Facilities”) in Texas and Arizona; two MRI centers, an urgent care center and four ambulatory surgery centers, referred to as the "Northstar ASCs" of which two are located in Houston, Texas, one in Dallas, Texas and one in Scottsdale, Arizona.

The Northstar ASCs are licensed ambulatory surgery centers that provide scheduled surgical procedures in a limited number of clinical specialties, which enables them to develop routines, procedures and protocols to maximize operating efficiency and productivity while offering an enhanced healthcare experience for both physicians and patients.

The Northstar ASCs consist of the NHSC-H ASC, the MSID ASC, the NHSC-S ASC, and the Kirby ASC.

Together, the Northstar ASCs have 14 surgical suites, 4 procedure or treatment rooms typically used by pain management specialists or for colonoscopies, 23 pre-operation beds, 30 post-operation or recovery beds, 5 overnight beds, and 246 physicians with medical staff privileges (82 of whom performed surgeries in 2013).

The Northstar ASCs do not offer the full range of services typically found in traditional hospitals, but instead focus on certain clinical specialties, including orthopedic surgery, podiatric surgery, ENT, pain management, gastro- intestinal, gynecology, and general surgery.

General Development of the Business

The following presents a summary of the general development of our business over the past five years. For a complete chart of the subsidiaries and entities referred to in this section, please refer to the diagram above which illustrates the various inter-corporate relationships in greater detail.

Pre-2010 Developments

At the time of completion of our company's initial public offering in 2007, we acquired a 70% controlling partnership interest in the The Palladium for Surgery – Houston, Ltd. (the "Palladium Partnership" or "PFSH") and a 60% partnership interest in the Medical Ambulatory Surgical Suites, L.P. (the "Kirby Partnership"). PFSH and the Kirby Partnership operated two ASCs, located in Houston, Texas.

In February 2009, Dr. Donald Kramer, our current Chief Executive Officer and director who was then also a director of our company, tendered his resignation as a director and Chief Executive Officer.

2010 Developments

On September 30, 2010, we completed a private placement of common shares which resulted in a change of control. Pursuant to this private placement, we issued 14,583,417 shares of our common stock to Canada Healthcare Acquisitions, Inc. ("CHA") for C$5 million and 4,195,029 shares of our common stock to Healthcare Ventures, Ltd. ("Ventures") in exchange for all of its Class B Units in Northstar Healthcare Subco, LLC ("Northstar Subco") and Northstar Healthcare Acquisitions, LLC ("Northstar Acquisitions"), along with the forgiveness of related liabilities. Both CHA and Ventures were at the time indirectly controlled by Donald Kramer, M.D. In conjunction with the closing of the private placement, our company's then board of directors resigned and was replaced with a new board of directors. The newly appointed board named Dr. Kramer as Chairman. On October 27, 2010, the Company's board announced that Dr. Kramer and Ms. Donna Alexander rejoined our senior management team in their previous capacities as Chief Executive Officer and Chief Operating Officer, respectively. The appointments took effect immediately.

On November 1, 2010, we formed a joint venture with certain physician partners, known as The Houston Microsurgery Institute, LLC ("MSIH"). As of November 1, 2010, the PFSH Partnership ceased performing cases and entered into a lease agreement with MSIH pursuant to which MSIH utilized the PFSH Partnership’s facility and equipment in exchange for 25% interest in the equity of MSIH.

2011 Developments

In January 2011, the company acquired Palladium for Surgery – Dallas ("PFSD") for $2.2 million. PFSD owns and leases its ASC and medical equipment to the Microsurgery Institute of Dallas, LLC ("MSID") in exchange for a 25% ownership interest in MSID.

In January 2011, we also purchased 18% of the 27.5% non-controlling interest in the PFSH Partnership from Dr. Donald Kramer for $0.3 million, thereby increasing our interest in the PFSH Partnership to 90.5% . In August, 2011, we purchased additional non-controlling interests from two limited partners and as a result of these transactions, our interest in MSIH increased to 22.9% from 18.1% . In February 2011, we formed Gulf Coast Toxicology, LLC ("GCT") in partnership with Pioneer Laboratories, LLC. We have a 20% ownership interest in GCT, a Dallas-based drug screening laboratory. The laboratory screens and quantifies narcotics and other drugs in urine samples. GCT has partnered with a number of physicians in Houston who will supply the urine samples to be tested in the GCT’s laboratory. GCT commenced operations in early May 2011.

In November, 2011, two limited partners in the Kirby Partnership forfeited their ownership interests due to violations of the partnership agreement. The ownership percentages were distributed to the remaining partners, effectively increasing our interest in the Kirby Partnership to 65.5% from 60%.

2012 Developments

In February 2012, we acquired additional ownership interests from all of the physician limited partners at MSIH, effectively increasing our ownership interest to 90.6% . In March 2012, we sold 18.4% of our ownership interest in the Kirby Partnership to existing physician limited partners, thereby decreasing our ownership interest to 47.1% .

In August 2012, we purchased ownership interests from all of the physician limited partners at MSID, increasing our ownership interest to 100%. We then facilitated the closing of a private placement offering equity at MSID to a physician group. The net result of these transactions was the increase of our equity ownership in MSID from 25% to 50%. In conjunction with this transaction, Northstar ASC Management, LLC ("NASC") was created to provide management services to the re-syndicated partnership. Our ownership interest in NASC is 50%.

In November 2012, we sold 6.9% of our ownership interest in the Kirby Partnership to one existing physician limited partner and one new physician limited partner, effectively decreasing our ownership interest to 40.1% .

In December 2012, we facilitated the closing of a private placement offering for equity at MSID to three new physician limited partners, effectively decreasing our ownership interest to 36.5% .

2013 Developments

In March 2013, we redeemed the remaining equity interests held by physician limited partners at MSIH, effectively increasing our ownership interests to 97.7% . In August 2013, we formed a limited liability company, Northstar Healthcare Surgery Center – Houston, LLC (NHSC-H), which is owned 100% by Northstar Acquisitions. In October 2013, MSIH ceased operating as an ASC and NHSC-H took over all existing operations of MSIH.

In July 2013, we formed a limited liability company, NHC ASC – Dallas, LLC which was owned 100% by Northstar Acquisitions. In October 2013, we syndicated a private placement for certain physicians to become members in NHC ASC – Dallas. The Company assigned 100% of its equity interest in MSID to NHC ASC – Dallas, of which the Company owns 35% as a result of syndication.

In November 2013, we sold 15.1% of our ownership interest in the Kirby Partnership to existing physician limited partners, effectively decreasing our ownership interest to 25%.

In December 2013, the Company formed a limited liability company, Northstar Healthcare Surgery Center – Scottsdale, LLC ("NHSC-S"), which is owned 100% by Northstar Acquisitions. NHSC-S was formed to operate as an ASC, utilizing assets purchased from a former Brown Hand Center outpatient surgery center. Such assets were acquired through a business combination in December 2013. Operations commenced subsequent to December 31, 2013.

In December 2013, we completed a brokered private placement of 5,862,500 units, at a price of C$0.80 per unit for net proceeds of C$4.1 million. Each unit consisted of one share of common stock and one-half of one common stock purchase warrant exercisable for one additional common share at a price of C$1.10 until December 16, 2015.

Developments Subsequent to 2013

In January 2014, we acquired ownership interests in two imaging centers and one urgent care clinic in the Houston area, for a total purchase price of $1.4 million. The purchase price was comprised of $0.9 million in cash and 431,711 shares of our common stock.

Competitive Conditions

Within the Texas market, we currently compete with traditional hospitals, specialty hospitals and other ASCs to attract both physicians and patients. Hospitals generally have an advantage over ASCs with respect to the negotiation of insurance contracts and competition for physicians’ inpatient and outpatient practices. Hospitals also offer a much broader and specialized range of medical services (enabling them to service a broader patient population) and generally have longer operating histories and greater financial resources, and are better known in the general community.

The competition among ASCs and hospitals for physicians and patients has intensified in recent years. As a result, some hospitals have been acquiring physician practices and employing the physicians to work for the hospital. These hospitals incentivize these physicians to utilize the hospitals' facilities. Further, some traditional hospitals have recently formed joint ventures with physicians whereby the hospital manages, but the hospital and physicians jointly own, an ASC.

In addition, there are several large, publicly traded companies, divisions or subsidiaries of large publicly traded companies, and several private companies that develop and acquire ASCs. These companies may compete with our company in the acquisition of additional ASCs. Further, many physician groups develop ASCs without a corporate partner, using consultants who typically perform corporate services for a fee and who may take a small equity interest in the ongoing operations of such ASCs. See "Risk Factors – Risks Relating to Our Business – We Face Significant Competition From Other Healthcare Providers."

Cycles

Net patient service revenues are slightly seasonal in nature. Generally, revenues have been highest from October to December as physicians return from summer vacations and patients attempt to maximize the benefits afforded by third-party payors that renew health insurance deductibles at the beginning of each calendar year.

Surgery Center Operations

The following table sets forth information regarding each of the Northstar ASCs as of December 31, 2013 and the percentage of net collected revenues attributed to Physician Limited Partners for the year ended December 31, 2013.

Northstar Facility	Surgical Suites	Treatment Rooms	Pre-Op Beds	Post-Op Beds	Active Surgeons	No. of Physician Limited Partners	Percentage of Net Revenues Attributed to PLPs

PFSH/MSIH/NHSC-H	3	2	7	8	22	-	1.8%
PFSD/MSID/NHC ASC - Dallas	3	1	12	5	46		54.0%
Kirby	4	1	5	8	14	9	99.4%
NHSC-S	4	-	4	9	-	-	N/A
Total	14	4	28	30	82	9	59.6%

-	Northstar Healthcare Surgical Center - Houston

The Northstar Healthcare Surgical Center – Houston ("NHSC-H") is located at 4120 Southwest Freeway, Suite 200, in Houston, Texas, within minutes of the Texas Medical Center. Operations began in December 2003 with specialties in pain management, ENT, podiatry, orthopedics, general surgery, gastrointestinal and chiropractic medicine. As of December 31, 2013, 45 physicians had staff privileges at NHSC-H (22 of which performed surgeries in 2013).The PFSH ASC is operated by NHSC-H. As of June 30, 2014, Northstar Acquisitions, directly held a 100% interest in NHSC-H.

-	PFSD/MSID/NHC ASC-Dallas ASC

The MSID ASC is located at 5920 Forest Park Road, Suite 700, in Dallas, Texas. The facility was acquired on January 1, 2011 with specialties in pain management, ENT, podiatry, orthopaedics and general surgery. As of December 31, 2013, 170 physicians had staff privileges at MSID ASC (46 of which performed surgeries in 2013). The facility is operated by NHC ASC - Dallas. As of June 30, 2014, Northstar Subco, held an indirect 35.0% interest in the NHC ASC - Dallas.

-	Kirby ASC

The Kirby ASC is located at 9300 Kirby Drive, in Houston, Texas, less than four miles from the Texas Medical Center. Operations began in June 2003 and, as of December 31, 2013, 30 physicians had staff privileges (14 of which performed surgeries in 2013). The Kirby ASC is owned by the Kirby Partnership. As of June 30, 2014, Northstar Subco held an indirect 25.0% interest in the Kirby Partnership while the remaining 75.0% is owned by Kirby's Physician Limited Partners.

-	Northstar Healthcare Surgical Center - Scottsdale

Northstar Healthcare Surgical Center – Scottsdale (“NHSC-S”) is located at 9377 E Bell Rd, Suite 201, Scottsdale, Arizona 85260. The facility was acquired in December, 2013. Operations at the facility began in early 2014. As of June 30, 2014, Northstar Acquisitions directly held a 100% interest in NHSC-S.

Employees

As of June 30, 2014, we had approximately 146 employees, 107 of which are full time.

Enforcement of Civil Liabilities

Our subsidiaries are organized under the laws of the states of Arizona, Delaware and Texas. Substantially all of our assets and all of the assets of our subsidiaries are located in the United States. Furthermore, all of our current officers and directors reside in the United States. As a result, investors should not find it difficult to effect service of process within the United States upon us or these persons or to enforce judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located outside the United States. It may also be difficult for an investor to bring an original action in a Canadian or other foreign court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons.

Emerging Growth Company

We are an Emerging Growth Company as defined in the JOBS Act.

We will continue to be deemed an emerging growth company until the earliest of:

(A)

the last day of the fiscal year of the issuer during which it had total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1,000,000) or more;

(B)

the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the issuer pursuant to an effective registration statement under this title;

(C)	the date on which such issuer has, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or

(D)	the date on which such issuer is deemed to be a ‘large accelerated filer’, as defined in section 240.12b-2 of title 17, Code of Federal Regulations, or any successor thereto.’

As an emerging growth company we are exempt from Section 404(b) of Sarbanes Oxley. Section 404(a) requires companies to publish information in their annual reports concerning the scope and adequacy of the internal control structure and procedures for financial reporting as well as an assessment of the effectiveness of such internal controls and procedures.

Section 404(b) requires that the registered accounting firm shall, in the same report, attest to and report on the assessment on the effectiveness of the internal control structure and procedures for financial reporting.

As an emerging growth company we are exempt from Section 14A and B of the Securities Exchange Act of 1934 which require the shareholder approval of executive compensation and golden parachutes.

We have elected not to opt out of the extended transition period for complying with any new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

Available Information

We intend to file annual, quarterly and special reports and other information with the SEC. You may read and copy any document filed by us, including this registration statement and its exhibits and schedules, at the SEC's public reference room, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may also be obtained at prescribed rates by writing to the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549 upon payment of the fees prescribed by the SEC. Please call the SEC at 1-800-732-0330 for further information about its public reference room. The SEC also maintains a Web site that contains reports, proxy and information statements and other material that are filed through the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. This web site can be accessed at "www.sec.gov".

Additional information about Northstar Healthcare is available on our website at www.northstar-healthcare.com.

Item 1A.              RISK FACTORS

In addition to the other information presented in this registration statement, the following should be considered carefully in evaluating our company and its business. This registration statement contains forward-looking statements and information within the meaning of U.S. and Canadian securities laws that involve risks and uncertainties. The company's actual results may differ materially from the results discussed in the forward-looking statements and information. Factors that might cause such differences include those discussed below and elsewhere in this registration statement.

We are impacted by general economic conditions

Our business is subject to general economic risks incident to the U.S. healthcare market and the U.S. and Canadian capital markets. The continuing recovery from the global recessionary economic conditions that existed in 2012 had a positive financial impact on our business in 2013 which should continue into 2014.

We are subject to general business risks in the ASC industry

We are subject to general business risks inherent in the ASC industry, including changing physician and patient preferences, adverse changes in reimbursement by third-party payors, the inability to collect a profitable level of fees, increases in labor costs and other operating costs, possible future changes in labor relations, competition from or the oversupply of other similar surgical facilities, changes in neighborhood or location conditions and general economic conditions, health related risks (including liability for the provision of health care services), disease outbreaks and control risks, the imposition of increased taxes or new taxes, capital expenditure requirements, changes in interest rates, and changes in the availability and cost of long-term financing. Moreover, there is no assurance that the performance achieved to date at the Northstar Facilities and expected in the future will continue or be achieved. Any one of, or a combination of, these factors may adversely affect our business, results of operations and financial condition.

We are subject to fluctuations in revenues and payor mix

We depend on payments from third-party payors, including private insurers, managed care organizations and government healthcare programs. We are dependent on private and, to a lesser extent, governmental third-party sources of payment for the procedures performed in our facilities. Our competitive position has been, and will continue to be, affected by reimbursement and co-payment initiatives undertaken by third-party payors, including insurance companies, and, to a lesser extent, employers, and Medicare and Medicaid.

As an increasing percentage of patients become subject to healthcare coverage arrangements with managed care payors, our success may depend in part on our ability to negotiate favorable contracts on behalf of our facilities with managed care organizations, employer groups and other private third-party payors. There can be no assurances that we will be able to enter into these arrangements on satisfactory terms in the future. Also, to the extent that our facilities have managed care contracts currently in place, there can be no assurance that such contracts will be renewed or the rates of reimbursement held at current levels.

Managed care plans often set their reimbursement rates based on Medicare and Medicaid rates and consequently, although only a small portion of our revenues are from Medicare and Medicaid, the rates established by these payors may influence our revenues from private payors.

As with most government reimbursement programs, the Medicare and Medicaid programs are subject to statutory and regulatory changes, possible retroactive and prospective rate adjustments, administrative rulings, freezes and funding reductions, all of which may adversely affect our revenues and results of operations. CMS introduced substantial changes to reimbursement and coverage in early 2007. As a result, reimbursement levels are decreasing but coverage is being expanded. Our operating margins may continue to be under pressure as a result of changes in payor mix and growth in operating expenses in excess of increases in payments by third-party payors. In addition, as a result of competitive pressures, our ability to maintain operating margins through price increases to privately insured patients is limited. This could have a material adverse effect on our business, operating results and financial condition.

Net patient service revenue is reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered and is recognized upon performance of the patient service. In determining net patient service revenue, management periodically reviews and evaluates historical payment data, payor mix and current economic conditions and adjusts, as required, the estimated collections as a percentage of gross billings in subsequent periods based on final settlements and collections.

Management continues to monitor historical collections and market conditions to manage and report the effects of a change in estimates. While we believe that the current reporting and trending software provides us with an accurate estimate of net patient service revenues, any future methods of improving these estimates could have a material adverse effect on our operating results and financial condition.

Out-of-network existence and contract negotiations

One of the complexities of our business is how to navigate the increasing hostile environment for out-of-network facilities. In particular, the Northstar Facilities are currently out-of-network as to most payors, meaning its reimbursements are based on a particular patient’s out-of-network benefits. Payors have been changing their benefit policies in various ways that restrict the ability of beneficiaries to access their out-of-network benefits, and to restrict out-of-network providers from treating their beneficiaries. Consequently, it may become necessary for the Northstar Facilities to drop their out-of-network strategy and become in-network. This may require us to negotiate and maintain numerous contracts with various third-party payors. In either case, our performance is greatly dependent upon decisions that payors make regarding their out-of-network benefits and alternatively, our ability to negotiate profitable contracts with payors. If it becomes necessary for the Northstar Facilities to become in-network providers, there is no guarantee that we will be able to successfully negotiate these contracts. Further, we may experience difficulty in establishing and maintaining relationships with health maintenance organizations, preferred provider organizations, and other third-party payors. Out-of-network reimbursement rates are typically higher than in-network reimbursement rates, so our revenue would likely decline if we move to an in-network provider strategy and fail to increase our volume of business sufficiently to offset reduced in-network reimbursement rates. These factors could adversely affect our revenues and our business.

We depend on our physicians and other key personnel

Our success depends, in part, on our ability to attract and retain quality physicians. There can be no assurance that we can continue to attract high quality physicians, facility staff and technical staff to our facilities. In addition, notwithstanding contractual commitments given by certain of our physicians who were selling Physicians Limited Partners under the Partnership Interests Purchase Agreements to maintain certain specified volume levels, there can be no assurances that our current physicians will continue to practice at our facilities at their current levels, if at all. An inability to attract and retain physicians may adversely affect our business, results of operations and financial condition.

The Physician Limited Partners in the Kirby Partnership have agreed not to compete with Northstar pursuant to the terms of the Kirby Partnership Interests Purchase Agreements and the partnership agreements. These covenants, however, only restrict ownership in a competing ASC, and do not prevent a Physician Limited Partner from performing procedures (and receiving remuneration for the performance of such procedures in the form of professional fees) at competing ASCs.

Our success also depends on the efforts and abilities of our management, as well as our ability to attract additional qualified personnel to manage operations and future growth. Although we have entered into employment agreements with certain of our key employees, we cannot be certain that any of these employees will not voluntarily terminate their employment. Also, at this time, we do not maintain any key employee life insurance policies on any management personnel or Physician Limited Partners, but may do so in the future. The loss of a member of management, other key employee, Physician Limited Partners or other physicians who use our facilities could have an adverse effect on our business, operating results and financial condition.

Our business is not highly diversified

As of December 31, 2013, our only business was the ownership and operation of the three Northstar ASCs located in Texas. Therefore, we were entirely dependent on the success of these facilities for all of our revenues. In January of 2014, we acquired ownership interests in two imaging centers and an urgent care clinic in the Houston, Texas area. Additionally, since the first of the year, we have started operations at NHSC-S in Arizona. These developments have provided some degree of diversification to our business. However, investors will not have the benefit of further diversification of operations or risk until such time, if ever, that we acquire or develop additional facilities, manage additional facilities, or undertake other related business opportunities. As a result of our geographic concentration, we are particularly susceptible to downturns in the local and regional economy, regional inclement weather, changes in local or state regulation, or to reductions in Texas’ Medicaid and/or Medicare payments to healthcare providers.

In addition, approximately 65.6% of the cases performed at the Northstar ASCs in 2013 were concentrated among three major private insurance companies and workers' compensation payors. At December 31, 2013, more than 55.4% of the cases performed at the Northstar ASCs were on an “out of network” basis, without any reimbursement rate protection or consistent in-network patient enrollments typically seen from an in-network agreement. Accordingly, we are susceptible to changes in reimbursement policies and procedures by third-party insurers and patients’ preference of utilizing their out of network benefits. In an effort to stabilize its payor mix, Kirby Partnership signed a multi-year in-network contract with one of the major private insurance companies commencing the first quarter of 2009 and another in-network contract with one of the major private insurance companies commencing the second quarter of 2012. These agreements have reduced the percentage of procedures performed at the Northstar ASCs on an “out-of network” basis.

We face significant competition from other healthcare providers

We compete with other facilities and hospitals for patients, physicians, nurses and technical staff. Some of our competitors have long-standing and well-established relationships with physicians and third-party payors in the community. Some of our competitors are also significantly larger than us, may have access to greater marketing, financial and other resources and may be better known in the general community. The competition among facilities and hospitals for physicians and patients has intensified in recent years. Some hospitals have imposed restrictions on the credentials of their medical staff (called conflict of interest credentialing) where these physicians hold an ownership in a competing facility. The Northstar Facilities face competition from other facilities and from hospitals that perform similar outpatient services, both inside and outside of the Northstar Facilities’ primary service areas. Further, some traditional hospitals have recently begun forming joint ventures with physicians whereby the hospital manages and the hospital and physicians jointly own the facility. Patients may travel to other facilities for a variety of reasons. These reasons include physician referrals or the need for services the Northstar Facilities do not offer. Patients and their physicians who seek services from these other facilities may subsequently shift their preferences to those facilities and away from the Northstar Facilities.

Some of these competing facilities offer a broader array of outpatient surgery services than those available at the Northstar Facilities. In addition, some of the Northstar Facilities’ direct competitors are owned by non-profit or governmental entities, which may be supported by endowments and charitable contributions or by public or governmental support. These hospitals can make capital expenditures without paying sales tax, may hold the property without paying property taxes and may pay for the equipment out of earnings not burdened by income taxes. This competitive advantage may affect the Northstar Facilities’ inability to compete effectively with these non-profit or governmental entities. There are several large, publicly traded companies, divisions or subsidiaries of large publicly held companies, and several private companies that develop and acquire multi-specialty facilities, and these companies compete with us in the acquisition of additional facilities. Further, many physician groups develop facilities without a corporate partner, using consultants who typically perform these services for a fee and who may take a small equity interest in the ongoing operations of a facility. We can give no assurances that we can compete effectively in these areas. If we are unable to compete effectively to recruit new physicians, attract patients, enter into arrangements with managed care payors or acquire new facilities, our ability to implement our growth strategies successfully could be impaired. This may have an adverse effect on our business, results of operations and financial condition.

Regulation

The Northstar Facilities are subject to numerous federal, state and local laws, rules and regulations. Regulations that may have the most significant effect on our business are:

Licensure and Accreditation

Healthcare facilities, such as the Northstar ASCs, are subject to professional and private licensing, certification and accreditation requirements. These include, but are not limited to, requirements imposed by Medicare, Medicaid, state licensing authorities, voluntary accrediting organizations and third-party private payors. Receipt and renewal of such licenses, certifications and accreditations are often based on inspections, surveys, audits, investigations or other reviews, some of which may require affirmative compliance actions by the Northstar ASCs that could be burdensome and expensive. We believe that the Northstar ASCs are currently in material compliance with all applicable licensing, certification and accreditation requirements.

However, the applicable standards may change in the future. There can be no assurance that each of the Northstar ASCs will be able to maintain all necessary licenses or certifications in good standing or that they will not be required to incur substantial costs in doing so. The failure to maintain all necessary licenses, certifications and accreditations in good standing, or the expenditure of substantial funds to maintain them, could have an adverse effect on our business, results of operations and financial condition.

In addition, in order to perform medical and surgical procedures in Texas, physicians must be licensed by the Texas Medical Board. Professional nurses and technical staff must also be licensed under state law. There can be no assurance that any particular physician, nurse or technical staff member who has medical staff privileges at the Northstar ASCs will not have his or her licence suspended or revoked by the Texas Medical Board or be sanctioned by the Department of Health and Human Services (“DHHS”), Office of Inspector General (“OIG”), for violations of federal Medicare laws. If a licence is suspended or revoked, or if such physician, nurse or technical staff member is sanctioned by the OIG and excluded from the Medicare program, such physician, nurse or technical staff member may not be able to perform surgical procedures at the Northstar ASCs, which may have an adverse affect on our operations and business.

Anti-Kickback Statute

The United States Medicare/Medicaid Fraud and Abuse Anti-kickback Statute (the “Anti-Kickback Statute”) prohibits “knowingly or wilfully” paying money or providing remuneration of any sort in exchange for federally-funded referrals. Because the Physician Limited Partners are in a position to generate referrals to the Northstar Facilities, distributions of profits to these Limited Partners could come under scrutiny under the Anti-Kickback Statute. While the DHHS has issued regulations containing “safe harbors” to the Anti-Kickback Statute, including those specifically applicable to ASCs, our operations and arrangements do not comply with all of the requirements. As we do not have the benefit of the safe harbors, we are not immune from government review or prosecution. However, we believe that the business operations of the Northstar Facilities are structured to substantially comply with applicable anti-kickback laws. To the extent safe harbour protection is not available, the agreements governing the structure and operations of the Northstar Facilities include provisions to mitigate against alleged kickbacks or other inducements.

The State of Texas maintains its own version of the Anti-Kickback Statute called the Texas Patient Solicitation Act (TPSA). The TPSA prohibits payment of remuneration for referrals and violations can result in state criminal and civil penalties. Because the TPSA is based on the federal Anti-Kickback Statute, the risks described above also arise under this state law except that the TPSA arguably is not limited to claims for treatment of federal program beneficiaries. The State of Arizona has similar healthcare legislation.

A determination (or, in some cases, an allegation) that the Northstar Facilities do not comply with the Anti-Kickback Statute, TPSA or Arizona laws could have an adverse effect on our business, results of operations and financial condition.

False Claims Legislation

Under the United States Criminal False Claims Act, individuals or entities that knowingly file false or fraudulent claims that are payable by the Medicare or Medicaid programs are subject to both criminal and civil liability. While the Northstar Facilities have a compliance program and policies to create a corporate culture of compliance with these laws, failure to comply could result in monetary penalties (up to three times the amount of damages), fines and/or imprisonment, which could have an adverse effect our business, results of operations and financial condition.

HIPAA

The Northstar Facilities are subject to the Health Insurance Portability and Accountability Act (“HIPAA”), which mandates industry standards for the exchange of protected health information, including electronic health information. While we believe that we have implemented privacy and security systems to bring us into material compliance with HIPAA, we cannot ensure that the business associates to whom we provide information will comply with HIPAA standards. In addition, because Congress continues to amend HIPAA to keep pace with evolving recordkeeping technologies, we cannot guarantee compliance with future amendments. If we, for whatever reasons, fail to comply with the standards, or any state statute that governs an individual’s right to privacy that are not pre-empted by HIPAA, we could be subject to criminal penalties and civil sanctions, which could have an adverse effect on our business, financial condition and results of operations.

Patient Protection and Affordable Care Act

The Northstar Facilities may be affected by the Patient Protection and Affordable Care Act (“PPACA”), which began taking effect June, 21, 2010 and will continue a phased implementation through 2014. The impact on Northstar Facilities remains uncertain. Northstar continues to review the potential impact of PPACA’s provisions on its business as the out-of-network reimbursement under the policies issued by the state exchange might be substantially lower than those by the employer-sponsored polices.

Antitrust

Federal and state antitrust laws restrict the ability of competitors, including physicians and other providers, to act in concert in restraint of trade, to fix prices for services, to allocate territories, to tie the purchase of one product to the purchase of another product, or to attempt to monopolize a market for services.

Notwithstanding the Northstar entities’ efforts to aggressively and fully comply with all antitrust laws, a significant amount of ambiguity exists with respect to the application of these laws to healthcare activities. Thus, no assurance can be provided that an enforcement action or judicial proceeding will not be brought against the Northstar Facilities or that the facilities will not be liable for substantial penalties, fines and legal expenses.

Environmental Laws and regulations

Typical health care provider operations include, but are not limited to, in various combinations, the handling, use, treatment, storage, transportation, disposal and/or discharge of hazardous, infectious, toxic, radioactive and flammable materials, wastes, pollutants or contaminants. As such, health care provider operations are particularly susceptible to the practical, financial, and legal risks associated with the obligations imposed by applicable environment laws and regulations. Such risks may (i) result in damage to individuals, property, or the environment; (ii) interrupt operations and/or increase their cost; (iii) result in legal liability, damages, injunctions, or fines; (iv) result in investigations, administrative proceedings, civil litigation, criminal prosecution, penalties, or other governmental agency actions; and (v) may not be covered by insurance. There can be no assurance that we will not encounter such risks in the future, and such risks may result in material adverse consequences to our operations or financial results.

Other regulations

In addition to the regulatory initiatives described above, healthcare facilities, including the Northstar Facilities, are subject to a wide variety of federal, state, and local environmental and occupational health and safety laws and regulations that may affect their operations, facilities, and properties. Violations of these laws could subject us to civil penalties and fines for not investigating and remedying any contamination by hazardous substances, as well as other liability from third parties.

Although we believe the Northstar Facilities are currently in material compliance with all applicable environmental laws and regulations, and expect such compliance will continue in the future, there can be no assurance that the Northstar Facilities will not violate the requirements of one or more of these laws or that we will not have to expend significant amounts to remediate or ensure compliance.

We may be unable to implement our organic growth strategy

Future growth will place increased demands on our management, operational and financial information systems and other resources. Further expansion of our operations will require substantial financial resources and management resources and attention. To accommodate our anticipated future growth, and to compete effectively, we will need to continue to implement and improve our management, operational, financial and information systems and to expand, train, manage and motivate our workforce. Our personnel, systems, procedures or controls may not be adequate to support our operations in the future. Further, focusing our financial resources and management attention on the expansion of our operations may negatively impact our financial results. Any failure to implement and improve our management, operational, financial and information systems, or to expand, train, manage or motivate our workforce, could reduce or prevent our growth. We can give you no assurances that our personnel, systems, procedures or controls will be adequate to support our operations in the future or that our financial resources and management attention on the expansion of our operations will not adversely affect our business, result of operations and financial condition. In addition, direct-to-consumer marketing may not be a suitable means to attract case volume as patients may not directly seek our services, but instead may choose to consult with a non-Northstar-affiliate physician. We can offer no guarantees that the financial resources expended on direct-to-consumer marketing campaigns will result in the expansion of our business.

We may be unable to implement our acquisition strategy

Our efforts to execute our acquisition strategy may be affected by our ability to identify suitable candidates and negotiate and close acquisition transactions. We may encounter numerous business risks in acquiring additional facilities, and may have difficulty operating and integrating these facilities. Further, the companies or assets we acquire in the future may not ultimately produce returns that justify our investment. If we are not able to execute our acquisition strategy, our ability to increase revenues and earnings through external growth will be impaired.

In addition, we will need capital to acquire other facilities, acquire, integrate, operate and expand the Northstar Facilities. We may finance future acquisition and development projects through debt or equity financings and may use Common Shares for all or a portion of the consideration to be paid in future acquisitions. To the extent that we undertake these financings or use Common Shares as consideration, our shareholders may experience future ownership dilution. To the extent debt is incurred, we may incur significant interest expense and may be subject to covenants in the related debt agreements that affect the conduct of business. In the event that our Common Shares do not maintain a sufficient valuation, or potential acquisition candidates are unwilling to accept our Common Shares as all or part of the consideration, we may be required to use more of our cash resources, if available, or to rely solely on additional financing arrangements to pursue our acquisition and development strategy. However, we may not have sufficient capital resources or be able to obtain financing on terms acceptable to us for our acquisition and development strategy, which would limit our growth. Without sufficient capital resources to implement this strategy, our future growth could be limited and operations impaired. There can be no assurance that additional financing will be available to fund this growth strategy or that, if available, the financing will be on terms that are acceptable to us.

We may incur unexpected, material liabilities as a result of acquiring ASCs or other healthcare facilities

Although we intend to conduct due diligence on any future acquisition, we may inadvertently invest in facilities or other healthcare facilities that have material liabilities, arising from, for example, the failure to comply with government regulations or other past activities. Although the Northstar Facilities have the benefit of professional and general liability insurance, we do not currently maintain and are unlikely to acquire insurance specifically covering every unknown or contingent liability that may have occurred prior to our investment in the Northstar Facilities, particularly those involving prior civil or criminal misconduct (for which there is no insurance). Incurring such liabilities as a result of future acquisitions could have an adverse effect on our business, operations and financial condition.

We may be subject to professional liability claims

As a healthcare provider, we are subject to professional liability claims both directly and vicariously through the malpractice of members of our medical staff. As a healthcare facility, each Northstar Facility has direct responsibility and legal liability for the standard of care provided in its facility by its staff. The Northstar Facilities have legal responsibility for the physical environment and appropriate operation of equipment used during surgical procedures. In addition, each Northstar Facility has vicarious liability for the negligence of its credentialed medical staff under circumstances where it either knew or should have known of a problem leading to a patient injury. The physicians credentialed by the Northstar Facilities are involved in the delivery of healthcare services to the public and are exposed to the risk of professional liability claims. Although the Northstar Facilities neither control the practice of medicine by physicians nor have responsibility for compliance with certain regulatory and other requirements directly applicable to physicians and their services, as a result of the relationship between each Northstar Facility and the physicians providing services to patients in the Northstar Facilities, the Registrant’s other subsidiaries or even the Registrant may become subject to medical malpractice claims under various legal theories. Claims of this nature, if successful, could result in damage awards to the claimants in excess of the limits of available insurance coverage. Insurance against losses related to claims of this type can be expensive and varies widely from state to state. The Northstar Facilities maintain and require the physicians on the medical staff of the Northstar Facilities to maintain liability insurance in amounts and coverages believed to be adequate, presently $1 million per claim to an aggregate of $3 million per year.

In 2003, Texas passed legislation that reformed its laws related to professional liability claims by setting caps on non-economic damages in the amount of $250,000 per claimant to a per claim aggregate of $750,000 for physicians and other providers, including ASCs. Punitive damages are excluded from this cap. This tort reform legislation has resulted in a reduction in the cost of malpractice insurance because of the reduction in malpractice claims. However, there can be no assurances that this trend will continue into the future.

Most malpractice liability insurance policies do not extend coverage for punitive damages. While extremely rare in the medical area, punitive damages are those damages assessed by a jury with the intent to “punish” a tortfeasor rather than pay for a material loss resulting from the alleged injury. We cannot assure you that we will not incur liability for punitive damage awards even where adequate insurance limits are maintained. We also believe that there has been, and will continue to be, an increase in governmental investigations of physician-owned facilities, particularly in the area of Medicare/Medicaid false claims, as well as an increase in enforcement actions resulting from these investigations. Investigation activity by private third-party payors has also increased with, in some cases, intervention by the states’ attorneys general. Also possible are potential non-covered claims, or “qui tam” or “whistle blower” suits.

Although exposure to qui tam lawsuits is minimal since Medicare and Medicaid comprises less than 5.0% of our revenue and an even smaller percentage of our profit, many plaintiffs’ lawyers have refocused their practices on “whistle blower” lawsuits given the reduction in awards from medical malpractice claims. These whistle blower lawsuits are based on alleged violations of government law related to billing practice and kickbacks. Under federal Medicare law, these whistle blowers are entitled to receive a percentage of recoveries made if the federal government takes on the case. However, a whistle blower may pursue direct action against the healthcare entity under the applicable statutes and seek recoveries without federal government intervention. Many malpractice carriers will not insure for violations of the law although they may cover the cost of defense. Any adverse determination in a legal proceeding or governmental investigation, whether currently asserted or arising in the future, could have a material adverse effect on our financial condition. In this regard, the Registrant notes that the billing practices of one of its facilities were investigated in 2006 based upon a complaint with the CMS finding no basis to take any action, and with the complaint being dismissed.

The Northstar Facilities may, in the ordinary course of their business, be subject to litigation claims. In particular, the Northstar Facilities can be subject to claims, among others, relating to actions of medical personnel performing services at the Northstar Facilities. Historically, the Northstar Facilities have been able to obtain what we believe is adequate insurance to cover these risks. However, the cost of this insurance may increase and there can be no assurance that we will be able to obtain adequate insurance against medical liability claims in the future on economically reasonable terms, or at all. In addition, claims of this nature, if successful, could result in damage awards to the claimants in excess of the limits of any applicable insurance coverage. If the insurance that we have in place from time to time is not sufficient to cover claims that are made, the resulting shortfall could have a material adverse affect on our business and operations.

The Northstar Facilities’ insurance coverages might not cover all claims against them or be available at a reasonable cost, if at all. If the Northstar Facilities are unable to maintain insurance coverage, if judgments are obtained in excess of the coverage the Northstar Facilities maintain, or if the Northstar Facilities are required to pay uninsured punitive damages or pay fines under “qui tam” lawsuits, the Northstar Facilities would be exposed to substantial additional liabilities. The Registrant cannot assure that each Northstar Facility will be able to maintain insurance coverage at a reasonable premium, or at all, that coverage will be adequate to satisfy adverse determinations against the Northstar Facilities, or that the number of claims will not increase.

Malpractice insurance premiums or claims may adversely affect our business

Medical malpractice coverage is a large external cost of our business. Should the Northstar Facilities experience adverse risk management claims or should the market for medical malpractice dictate a large increase in rates, our business and financial results could be adversely affected.

We rely on technology

The medical technology used in our facilities is ever changing and represents a significant cost of doing business. There can be no assurance that the equipment purchased or leased by our facilities will not be enhanced or rendered obsolete by advances in medical technology, or that our facilities will be able to finance or lease additional equipment necessary to remain competitive should its medical staff physicians request such modern equipment or its existing equipment become obsolete. This could have an adverse effect on our business, operations and financial condition.

We are subject to rising costs

The costs of providing our services have been rising and are expected to continue to rise at a rate higher than that anticipated for consumer goods as a whole. Our business, operating results or financial condition could be adversely affected if we are unable to implement annual private pay increases due to market conditions, otherwise increase our revenues or, to a lesser extent, if reimbursement rates from Medicaid and Medicare sources are not adjusted to cover increases in labor and other costs.

We depend on referrals

Our success, in large part, is dependent upon referrals to our physicians from other physicians, systems, health plans and others in the communities in which we operate, and upon our medical staff’s ability to maintain good relations with these referral sources. Physicians who use our facilities and those who refer patients are not our employees and, in many cases, most physicians have admitting privileges at other hospitals and (subject to any non-competition arrangements that may have been entered into in connection with the Partnership Agreements) may refer patients to other providers. If we are unable to successfully cultivate and maintain strong relationships with our physicians and their referral sources, the number of procedures performed at our facilities may decrease and cause revenues to decline. This could adversely affect our business, results of operations and financial condition.

We may be subject to changes in current law or the enactment of future legislation

In recent years, a variety of legislative and regulatory initiatives have occurred on both the federal and state levels concerning physician ownership of healthcare entities to which physicians refer patients, third-party payment programs and other regulatory matters concerning ASCs. We anticipate that federal and state legislatures will continue to review and assess alternative healthcare delivery and payment systems. Potential approaches that have been considered include mandated basic health care benefits, controls on health care spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, pay for performance systems, and other fundamental changes to the health care delivery system. Private sector providers and payors have embraced certain elements of reform, resulting in increased consolidation of health care providers and payors as those providers and payors seek to form alliances in order to provide cost effective, quality care. Legislative debate is expected to continue in the future, and the Company cannot predict what impact the adoption of any federal or state health care reform measures or future private sector reform may have on its business.

It is not possible to predict what federal or state initiatives, if any, may be adopted in the future or how such changes might affect us. If a federal or state agency asserts a different position or enacts new legislation regarding ASCs, we may experience a significant reduction in our revenues, be excluded from participation in third-party payor programs, or be subject to future civil and criminal penalties.

We may face a shortage of nurses

The United States is currently experiencing a shortage of nursing staff. The failure of the Northstar Facilities to hire and retain qualified nurses could have a material adverse effect on our business operations and financial condition.

We are subject to general litigation risks

Litigation could potentially be brought against us by various individuals or entities including, but not limited to federal, state, or local governments, potential competitors, investors and current and former employees. Any such lawsuits could have an adverse effect on our operations and financial results.

We do not have control of the day-to-day medical affairs and certain other affairs of the Northstar Facilities

At December 31, 2013, Northstar Subco held a 91.9% indirect ownership interest in the PFSH Partnership, a 25.0% indirect ownership interest in the Kirby Partnership, a 97.7% indirect ownership interest in MSIH, a 35% indirect ownership in MSID, a 35% indirect ownership in NHC ASC – Dallas, and a 40% indirect ownership interest in HPS. Although we indirectly manage the day to-day-business affairs of each Northstar Facility under a management agreement, we only have the right to attend and observe at meetings of each Northstar Facilities’ Medical Board. As such, we do not have the ability to direct day-to-day medical affairs of the Northstar Facilities, but rather only its business and commercial affairs, all as set forth in the Partnership Agreements. In addition, certain actions by the Entities are subject to a veto by a written vote of a majority in interest of the Physician Limited Partners, including the approval of the annual budget and annual plan (subject to the right of Northstar GPco to continue to operate the Northstar Facilities in a manner that preserves its business and goodwill, business relationships and physical plant).

We are subject to Canadian tax laws

The company's income and its related entities must be computed in accordance with Canadian and foreign tax laws, as applicable, and we are subject to Canadian tax laws, all of which may be changed in a manner that could adversely affect the amount of distributions to shareholders. There can be no assurance that Canadian federal income tax laws, the judicial interpretation thereof or the administrative and assessing practices and policies of the Canada Revenue Agency and the Department of Finance (Canada) will not be changed in a manner that adversely affects shareholders. In particular, any such change could increase the amount of tax payable by the Registrant, reducing the amount available to pay dividends to the holders of the Common Shares.

We are subject to U.S. tax laws

There can be no assurance that United States federal income tax laws and Internal Revenue Service and Department of the Treasury administrative and legislative policies respecting the United States federal income tax consequences described herein will not be changed in a manner that adversely affects the holders of the Common Shares.

The non-solicitation, non-competition, transfer and other covenants of the Physician Limited Partners and others may not be enforceable

Under the Kirby Partnership Agreement (subject to certain limited exceptions) during the time that a Physician Limited Partner is a Partner and for two years thereafter, the Physician Limited Partner may not directly or indirectly own, control, finance or participate in the profits or revenues of any business that engages in competition with such Northstar Facility anywhere within a 20-mile radius of such Northstar Facility; provided, however, that a Physician Limited Partner shall not be prevented from performing surgery at another facility or otherwise practicing medicine in a private practice that may utilize such competing facility. In addition, six of the nine current Kirby Partners are bound by a similar non-competition provision contained in a Unit Transfer Agreement executed in 2012. The Limited Partners bound by this provision may not directly or indirectly own, control, finance or participate in the profits or revenues of any business that engages in competition with such Northstar Facility anywhere within a 20- mile radius of such Northstar Facility for a period of three years from March 30, 2012. The Unit Transfer Agreement contains certain "burn off" provisions which state that the non-competition period will be reduced by a year in the event that Kirby fails to meet certain gross revenue goals. See Risk Factors “The non-solicitation, non-competition, transfer and other covenants of the Physician Limited Partners and others may not be enforceable.”

Future issuances of Common Shares could result in dilution

Our articles authorize the issuance of an unlimited number of shares of our common stock, on terms that the Board of Directors, without approval of any shareholders, establishes. We may issue additional common shares in the future in connection with a future financing or acquisition. The issuance of additional shares may dilute the investment of a shareholder.

We qualify as an "emerging growth company" under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

  have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

  comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

  submit certain executive compensation matters to shareholder advisory votes, such as "say-on- pay" and "say-on-frequency"; and

  disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive's compensation to median employee compensation.

We will remain an "emerging growth company" for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Until such time, however, we cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Since we have elected under Section 107 of the JOBS Act to use the extended transition period with respect to complying with new or revised accounting standards, our financial statements may not be comparable to companies that comply with public company effective dates making it more difficult for an investor to compare our results with other public companies.

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 102(b)(2)(B) of the JOBS Act for complying with new or revised accounting standards. In other words, as an emerging growth company we can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

Item 2.                FINANCIAL INFORMATION

Selected Financial Data

As a smaller reporting company, as defined by Rule 12b-2 of the Exchange Act and in Item 10(f)(1) of Regulation S-K, we are electing scaled disclosure reporting obligations and therefore are not required to provide the information requested by this Item.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following management discussion and analysis of our financial condition and results of operations for the fiscal years ended December 31, 2013 and 2012 should be read in conjunction with our financial statements and related notes included in this registration statement. Our financial statements for the fiscal years ended December 31, 2013 and 2012 were prepared in accordance with US GAAP. Substantially all of our company's operating cash flows are in U.S. dollars and, accordingly, all amounts presented herein are stated in thousands of U.S. dollars, except share and per share data, unless otherwise indicated.

Our management discussion and analysis contains not only statements that are historical facts, but also forward-looking statements. Forward-looking statements are typically identified by words such as "believe", "expect", "forecast", "anticipate", "intend", "estimate", "goal", "plan", and "project" and similar expressions of future or conditional verbs such as "will", "may", "should", "could", or "would". These statements reflect current beliefs and are based on information currently available to management. Forward-looking statements contained in this management discussion and analysis include, without limitation, statements made under the headings "Liquidity, Capital Resources and Financial Conditions", "Financial Instruments", "Adopting of New Accounting Standards and Developments", and "Outlook" which involve risks and uncertainties and assumptions. Because forward-looking statements are inherently subject to risks and uncertainties, our actual results may differ materially from the results discussed in the forward-looking statements.

For a description of risks that could cause our actual results to materially differ from our current expectations, please see Item 1A"Risk Factors". Although the forward-looking information contained in this management discussion and analysis is based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. Should one or more of these risks or uncertainties materialize or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking information.

All forward-looking information in this management discussion and analysis is qualified by these cautionary statements. The forward-looking statements in this management discussion and analysis are made as of the date hereof and except as required by law we do not intend, and do not assume any obligation, to update or revise these forward-looking statements.

For the Fiscal Years Ended December 31, 2013 and 2012

Revenue Model and Case Mix

Revenues earned by the Northstar ASCs vary depending on the procedures performed. For every medical procedure performed there are usually three separately invoiced patient billings:

  the surgical center fee for the use of infrastructure, surgical equipment, nursing staff, non-surgical professional services, supplies and other support services, which is earned by the Northstar ASCs;

  the professional fee, which is separately earned, billed and collected by the physician performing the procedure, separate and apart from the fees charged by the Northstar ASCs; and

  the anaesthesiology fee, which is separately earned, billed and collected by the anaesthesia provider, separate and apart from the fees charged by the Northstar ASCs and the physicians.

Overall revenue depends on procedure volume, case mix and payment rates of the respective payors.

The following table sets out the net patient service revenues, the number of procedures performed and the net patient service revenue per procedure at each of the Northstar Facilities for last two fiscal years ended December 31, 2013, and 2012:

	Net Patient Service Revenue				Net Patient Service Revenue
	($) (in thousands)		Number of Cases (1)		($) (per Case) (2)
Northstar Facility	2013	2012	2013	2012	2013	2012

PFSH/MSIH/NHSC-H	6,676	4,797	813	490	8,211	9,790
PFSD/MSID/NHC ASC - Dallas	12,635	5,007	1,152	583	10,968	8,588
Kirby	11,503	10,137	3,511	3,325	3,276	3,049
Procedure Suites	314	956	20	70	15,689	13,657
Total	31,128	20,897	5,496	4,468	38,144	35,084

Year over year growth	49.0%		23.0%		8.7%

______________________________
Notes

(1)	This table refers to all cases performed, regardless of their contribution to net patient service revenue.

(2)	Calculated by dividing net patient service revenues by the number of cases.

The Northstar ASCs focus on a limited number of high-volume, non-emergency procedures, most of which are billed on an “out of network” basis. The case mix at each Northstar ASC is a function of the clinical specialties of the physicians on the medical staff and the equipment and infrastructure at each facility. The Northstar ASCs intend to continue to refine their case mix as opportunities arise. The following table sets forth the combined number of cases and procedures by medical specialty performed in 2013 and 2012 at the Northstar ASCs:

		2013%	2013	2013%		2012%	2012	2012%
Specialty	2013 Cases	Cases	Procedures (3)	Procedures	2012 Cases	Cases	Procedures (3)	Procedures

Pain Management	2,887	52.5%	11,928	60.5%	2,884	64.5%	9,838	63.1%
Orthopedics	724	13.2%	2,417	12.3%	694	15.5%	2,737	17.6%
Podiatry	286	5.2%	1,566	7.9%	156	3.5%	703	4.5%
Gastro-intestinal	269	4.9%	400	2.0%	70	1.6%	97	0.6%
General Surgery	787	14.3%	1,689	8.6%	353	7.9%	1,190	7.7%
GYN	77	1.4%	98	0.5%	-	0.0%	-	0.0%
Ear, Nose, Throat (E.N.T.)	466	8.5%	1,620	8.2%	311	7.0%	1,014	6.5%
Total	5,496	100.0%	19,718	100.0%	4,468	100.0%	15,579	100.0%

Note:

(3)

A procedure is defined as the actual surgery or surgeries that are performed on the date of service for each patient (case). Each case typically includes numerous procedures. In prior management discussion and analysis reports, the Issuer provided the number of “unique” procedures per case as the total number of procedures during the period (i.e. a patient may have three different procedures performed, however, one of the three procedures might have been performed numerous times during the case). In this annual information form, the Issuer has calculated the total quantity of procedures performed on a case, regardless of the fact that the same procedure may have been performed numerous times. These tables refer to all cases and procedures performed, regardless of their contribution to net patient service revenue.

Total cases for the twelve months ended December 31, 2013, were 5,496, representing an increase of 1,028 cases or 23.0% from the 4,468 cases in the prior corresponding period. Case volume for all specialties increased.

Procedure volume for the twelve months ended December 31, 2013, increased by 26.6% from 15,579 to 19,718. Since case reimbursement is based on case type, the increase in the number of procedures per case has no effect on reimbursement and net patient service revenue per case.

The Northstar Facilities receive payments for surgical procedures and related services from private health insurance plans, workers’ compensation, directly from patients and from government payor plans. A substantial portion of net patient service revenues generated by the Northstar Facilities is based on payments received from private (non-government) insurance plans. The Northstar Facilities receive a relatively small amount of revenue from Medicare or Medicaid procedures. The Northstar Facilities also receive a relatively small portion of their revenue directly from uninsured patients, who pay out of pocket for the services they receive. Insured patients are responsible for services not covered by their health insurance plans, and for deductibles, co-payments and co-insurance obligations under their plans. The amount of these deductibles, co-payments and coinsurance obligations has increased in recent years but does not represent a material component of the revenue generated by the Northstar Facilities. The surgical center fees of the Northstar Facilities are generated by the Physician Limited Partners and the other physicians who use the Northstar Facilities to provide services. The surgical center fees are billed and collected directly by the Northstar Facilities.

	2013 Net Patient	2012 Net Patient
	Service Revenue by	Service Revenue by
Payors	Payor Mix	Payor Mix

Private insurance and other private pay	92.4%	90.1%
Workers compensation	4.5%	6.2%
Medicare	3.1%	3.7%
Total	100%	100%

Northstar Healthcare Inc.
Consolidated Statements of Operations
Years Ended December 31, 2013 and 2012
(In thousands, except earnings per share)

	2013	2012

NET PATIENT SERVICE REVENUE	$31,128	$20,897

OPERATING EXPENSES:
Salaries and benefits	5,329	3,832
Drugs and supplies	4,423	2,391
General and administrative	10,648	4,488
Bad debt expense	-	145
Depreciation	650	779
Total operating expenses	21,050	11,635

INCOME FROM OPERATIONS	10,078	9,262

CORPORATE COSTS:
Salaries and benefits	2,285	1,600
General and administrative	2,228	1,681
Legal expenses	808	553
Depreciation	81	71
Total corporate costs	5,402	3,905

OTHER (INCOME) EXPENSE:
Gain on bargain purchase	(2,392)	-
Interest expense	97	91
Other expense (income), net	120	(93)
Total other (income)	(2,175)	(2)

NET INCOME BEFORE INCOME TAXES
AND NONCONTROLLING INTERESTS	6,851	5,359

INCOME TAX ES	177	119

NET INCOME AND TOTAL COMPREHENSIVE ICNOME	6,674	5,240

NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	5,476	4,042

NET INCOME ATTRIBUTABLE TO NORTHSTAR HEALTHCARE	$1,198	$1,198
NET INCOME PER BASIC COMMON SHARE	$0.03	$0.03
NET INCOME PER FULLY DILUTED COMMON SHARE	$0.03	$0.03
WEIGHTED AVERAGE SHARES OUTSTANDING (BASIC)	36,793,950	35,461,911
WEIGHTED AVERAGE SHARES OUTSTANDING (FULLY DILUTED)	37,637,662	35,764,295

Northstar Healthcare Inc.
Consolidated Statements of Operations as a Percentage of Net Patient Service Revenue
Years Ended December 31, 2013 and 2012
(In thousands, except earnings per share)

	2013	2012

NET PATIENT SERVICE REVENUE	100.0%	100.0%

OPERATING EXPENSES:
Salaries and benefits	17.1%	18.3%
Drugs and supplies	14.2%	11.5%
General and administrative	34.2%	21.5%
Bad debt expense	0.0%	0.7%
Depreciation	2.1%	3.7%
Total operating expenses	67.6%	55.7%

INCOME FROM OPERATIONS	32.4%	44.3%

CORPORATE COSTS
Salaries and benefits	7.3%	7.7%
General and administrative	7.2%	8.0%
Legal expenses	2.6%	2.7%
Depreciation	0.3%	0.3%
Total corporate costs	17.4%	18.7%

OTHER (INCOME) EXPENSE
Gain on bargain purchase	-7.7%	0.0%
Interest expense	0.3%	0.4%
Other expense (income)	0.4%	-0.4%
Total other (income) expense	-7.0%	0.0%

INCOME TAXES	0.6%	0.6%

NET INCOME BEFORE NONCONTROLLING INTERESTS	21.4%	25.0%
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	17.6%	19.3%
NET INCOME ATTRIBUTABLE TO NORTHSTAR HEALTHCARE	3.8%	5.7%

Results of Operations

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net patient service revenue is reported as the estimated net realizable amounts from patients, third-party payors, and others for services rendered. Revenue is recognized upon the performance of the patient service. The amounts actually collected by the Company from third-party payors, including private insurers vary even for identical procedures performed. An additional factor in the determination of net patient service revenue is the Company’s payor mix, as between private health insurance plans, workers’ compensation, direct patient payment, and payment from government payor plans. Management reviews and evaluates historical payment data, payor mix and current economic conditions on a periodic basis and adjusts the estimated collections as a percentage of gross billings, which are used to determine net patient service revenue, as required based on final settlements and collections.

Net patient service revenue for the twelve months ended December 31, 2013, totaled $31.1 million, an increase of $10.2 million or 49.0%, compared to $20.9 million for the prior corresponding period. The increase in net patient service revenue was primarily due to an increase in case volume amongst all specialties, as well as the addition of the gynecology specialty.

Operating salaries and benefits for the twelve months ended December 31, 2013, totaled $5.3 million, an increase of $1.5 million or 39.1% from the prior corresponding period. This increase is primarily due to increased staffing needs at the MSID, NHSC-H and MSIH locations.

Drugs and medical supplies expense for the twelve months ended December 31, 2013, totaled $4.4 million, an increase of $2.0 million or 85.0% from the prior corresponding period. This increase is primarily due to an increase in case volume at the MSIH, NHSC-H and MSID surgery centers.

Operating general and administrative expense for the twelve months ended December 31, 2013, totaled $10.6 million, an increase of $6.2 million or 137.3% from the prior corresponding period. This increase is primarily due to an increase in marketing expense, physician contracting and revenue cycle expenses.

Bad debt expense for the twelve months ended December 31, 2013, was nil compared to $0.1 million for the prior corresponding period. The Company analyzed receivables and determined that there were no collectability issues on accounts receivable balances in the current period.

Depreciation expense for the twelve months ended December 31, 2013, was consistent with the prior corresponding period.

In total, Corporate costs for the twelve months ending December 31, 2013, totaled $5.4 million, an increase of $1.5 million or 38.3% from the prior corresponding period. The increase was primarily attributable to higher salaries and benefits expenses related to the hiring of new corporate employees and stock based compensation expense included in general and administrative expenses.

Net income attributable to non-controlling interests are based on ownership percentages in the Northstar Facilities that are owned by outside parties.

Liquidity, Capital Resources and Financial Condition

Liquidity refers to an entity’s ability to meet its financial obligations and commitments as they become due. The Company is dependent upon cash generated from operating activities of the Northstar entities, which are the major source of financing for its operations and for meeting its contractual obligations.

As of December 31, 2013, the Company had consolidated net working capital of $8.4 million. Cash balances were $5.6 million and total accounts receivable were $8.3 million. Accounts payable and accrued liabilities totaled $4.9 million.

In conjunction with the Company’s purchase of Palladium for Surgery – Dallas, Ltd. (“PFSD”), the Company entered into a promissory note with Dr. Donald Kramer, the Company’s Chief Executive Officer (CEO) for a principal amount of $2.1 million on January 1, 2011.

The note was initially amended in March 2012, in conjunction with the private placement of common shares that occurred in January 2012. The amended note had a principal balance of $1.7 million for the year ended December 31, 2012.

The note was subsequently amended in March 2013. The amended note has a principal balance of $1.7 million and bears interest at 5.25% per annum until January 2014, when the interest rate increased to 6.25% per annum. The principal amount and any accrued and unpaid interest is due on or before December 31, 2014. Interest payments are payable on a monthly basis. Outstanding interest payments from 2013 have been paid as of the date of these financials. The note is included in the statement of financial position as a short-term liability.

The promissory note provides that any outstanding indebtedness will be paid prior to December 31, 2014 in the event of either of the following occurrences (i) the Company raises capital in excess of $5.0 million; or (ii) the Company reports on its financial statements for the year ended December 31, 2013, earnings before interest, taxes, depreciation, and amortization (EBITDA) of $5.0 million or more.

MSIH had a revolving line of credit whereas MSIH could borrow up to $0.5 million for working capital purposes. Any amount borrowed was due within one year from the date of borrowing. The revolving line of credit was subject to variable interest rates as published by The Wall Street Journal, with a minimum 5.5% interest rate per annum and maximum of 24.0% per annum. MSIH’s accounts receivable were pledged as collateral on this revolver. The Company had no outstanding amount due on this revolver as of December 31, 2013 and December 31, 2012. The revolving line of credit was terminated during the year ended December 31, 2013.

In December 2013, the Company issued, through a private placement agreement, 5,862,500 Units, at a price of C$0.80 per Unit. Each Unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant exercisable for one additional share at a price of C$1.10. Through the private placement, the Company raised $4.1 million, net of offering costs of $0.3 million.

Critical Accounting Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Management estimates are required with respect to the valuation of financial instruments, acquired assets and liabilities, intangible assets, goodwill, accounts receivable, inventories, provisions for potential liabilities, determination of net patient service revenue and income tax provisions.

Net patient service revenue of the Company include amounts for services billed to private insurance carriers, federal and state agencies and patients. Billed revenues are recorded net of the estimated contractual adjustments provided for under the reimbursement practices of the majority of these third party payors. Management establishes the contractual allowance adjustments and allowances for doubtful accounts based on historical payment data, current economic conditions and other pertinent facts for each Northstar Facility. Management reviews and evaluates historical payment data and current economic conditions on a quarterly basis and adjusts its estimates as appropriate.

Quantitative and Qualitative Disclosure about Market Risk

As a smaller reporting company, as defined by Rule 12b-2 of the Exchange Act and in Item 10(f)(1) of Regulation S-K, we are electing scaled disclosure reporting obligations and therefore are not required to provide the information requested by this Item.

Item 3.                PROPERTIES

We lease office space for our principal executive offices in Houston, Texas. We also lease local office space in various cities in which we operate. We believe all properties that we currently occupy are suitable for their intended uses. We believe that our current facilities are sufficient to conduct our operations. However, we continue to evaluate the purchase or lease of additional properties or the consolidation of our properties, as our business requires.

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Northstar Healthcare Surgical Center-Dallas: The 20,929 sq. ft. facility is currently leased from a third-party in Dallas, Texas under two leases. The first lease covering 17,205 sq. ft. has an expiration date of May 2017, and is currently in good standing. The second lease covering 3,724 sq.ft. has an expiration date of January 31, 2015, and is currently in good standing. The facility is operated by NHC ASC - Dallas.

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Kirby Surgery Center: The approximately 11,000 sq. ft. facility is leased from a third-party in Houston, Texas. The lease was renewed in 2014 for an additional ten years and is currently in good standing.

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Northstar Healthcare Surgical Center - Scottsdale: The 18,643 sq. ft. facility is currently leased from a third-party in Scottsdale, Arizona. The lease has a term that ends in 2022 and is currently in good standing.

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Corporate /Northstar Healthcare Surgerical Center - Houston: The 24,586 sq. ft. facility is currently leased from a third-party in Houston, Texas. The lease has a term that ends in 2018 and is currently in good standing.

Item 4.                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth information related to the beneficial ownership, as of the close of business on July 31, 2014 of our common stock by all persons we know who beneficially hold more than 5% of our securities.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power as indicated with respect to all securities that they beneficially own, subject to applicable community property laws.

In computing the number of securities beneficially owned by a person and the percentage ownership of that person, we deemed outstanding the shares underlying stock options, warrants and convertible notes held by that person that are currently exercisable or exercisable within 60 days after July 31, 2014. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Stockholders Known by Us to Own Over 5% of Our Common Stock

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percentage of Class(1)
Common	Donald Kramer 4120 Southwest Freeway, Suite 150 Houston, Texas 77027	17,370,282	40.0%
Common	Harry Fleming 4120 Southwest Freeway, Suite 150 Houston, Texas 77027	2,346,755	5.4%

(1)	Based on 43,411,318 shares of our common stock issued and outstanding as at July 31, 2014.

Common Stock Owned by Officers and Directors

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percentage of Class(1)
Common	Donald Kramer – Director & Chief Executive Officer	17,370,282	40.0%
Common	Harry Fleming – Director & President (2)	2,346,755	5.4%
Common	Douglas Samuelson – General Counsel and Corporate Secretary (3)	198,555	0.5%
Common	Richard Ganley – Director	33,900	0.08%
Common	Thomas O. Foster, III – Director	176,785	0.4%
Common	Andy Chen – Chief Financial Officer	3,000	0.007%
Common	Directors and Officers as a group (6 persons)	20,779,277	46.4%

1)	Based on 43,411,318 shares of our common stock issued and outstanding as at July 31, 2014.

2)	On July 22, 2014, Mr. Fleming was named as our President. Prior to that time. Mr. Fleming served as the Chief Financial Officer of our company.

3)	On July 14, 2014, Mr. Samuelson resigned as a Director and was named as General Counsel of our company. On July 22, 2014, Mr. Samuelson was named as Corporate Secretary of our company.

Changes in Control

There are no arrangements, known to us, the operation of which may at a subsequent date result in a change of our company.

Item 5.                DIRECTORS AND EXECUTIVE OFFICERS

Directors

We are governed by a board of directors, referred to as the "Board", each member of which is elected annually. The following sets forth information relating to our directors and executive officers.

The current directors of our company are as follows:

Name (Age) and Residence	Position	Principal Occupation (if not with our
company)

Donald Kramer, M.D. (58) Texas USA (1)	Chariman of the Board, CEO of Northstar Healthcare and Northstar Acquisitions
Harry Fleming (55) Texas, USA	President of Northstar Healthcare and Northstar Acquisitions and Director of Issuer
Thomas O. Foster (75) Texas, USA (3), (2)	Director of Northstar Healthcare
Jennifer Pfahler (46) New Jersey, USA (3)	Director of Northstar Healthcare	Executive VP of Health of Daniel J. Edelman, Inc.
Richard Ganley (54) Arizona, USA (2)	Director of Northstar Healthcare	CEO of Van Go Activities and Beehive Logistics & Mobility Innovations

Dr. Kramer was a director at the time of the company's initial public offering in March 2007 but subsequently ceased to be a director for a short period of time until his reappointment in October 2010. Mr. Fleming, Mr. Foster and Mr. Samuelson were originally appointed in October 2010 and were subsequently elected at our 2011 Annual Shareholder Meeting in June 2011. Jennifer Pfahler, and Richard Ganley were first elected at the Company’s 2013Annual Shareholder Meeting in June 2013.

Officers

The current Executive Officers of our company are as follows:

Name	Age	Positions
Donald Kramer, M.D.	58	Chairman, Chief Executive Officer and Director
Harry Fleming	55	President and Director
Andy Chen	38	Chief Financial Officer
Douglas Samuelson	56	General Counsel and Secretary

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Donald Kramer, M.D. has been Chairman, Chief Executive Officer, and Director of the company since September 2010. Previously, from May 2007 to February 2009, Dr. Kramer served as Chief Executive Officer and Director of our company. Dr. Kramer is a board-certified anaesthesiologist who is licensed to practice medicine in the state of Texas. After graduation from Jefferson Medical College in 1981, Dr. Kramer practiced general medicine until 1990 when he entered anaesthesiology training in New York then pain management fellowships at Harvard University and Texas Tech University. In 1994, Dr. Kramer developed a private clinical practice in Houston from which he retired to direct Northstar Healthcare Inc.’s initial public offering. He served as Northstar’s first CEO. Dr. Kramer has been a partner in, managed or developed more than thirty outpatient surgical centers. Dr. Kramer lives in Houston with his wife and four daughters. He obtained an M.B.A. degree from the University of Texas.

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Harry Fleming. Harry Fleming has over 25 years of legal experience in corporate finance and securities law and has focused much of his career on emerging growth companies, mergers and acquisition, strategic business planning and alliances, and investor relations. His background includes venture capital representation, business strategy consulting, public company representation, mergers and acquisitions with high tech firms in Houston and Boston. He also has extensive experience with consolidating companies in the waste management industry. Having spent more than 20 years working at law firms in Houston and Boston, Mr. Fleming maintains the highest rating (AV) of U.S. attorneys by Martindale-Hubbell. He also acted as general counsel and chief financial officer for several companies with an emphasis on start-up and growth strategies. Mr. Fleming is admitted to practice law in the State of Texas and the Commonwealth of Massachusetts. He also is admitted to practice before the U.S. Supreme Court. Mr. Fleming received his MBA from Boston College in 1999, his JD from the University of Houston and his BA from the University of St. Thomas in 1980.

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Andy Chen. Mr. Chen has over 13 years of experience in financial management and strategic development, focusing primarily in the health care and technology industries. Prior to joining Northstar Healthcare Inc. in November 2013, he served as the President and Chief Financial Officer of a solar technology company. Prior to that, Mr. Chen was the Chief Financial Officer for a healthcare development company that owns and operates multiple surgical hospitals and ambulatory surgical centers. His expertise includes start-up ventures, process improvement, and financial modeling. Mr. Chen received his Masters degree in Health Care Administration and Bachelor of Science degree in Finance with minors in Economics and Psychology from Trinity University. He currently serves on the board for Healthcare for the Homeless – Houston, a not- for-profit organization dedicated to serving local under-served communities.

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Douglas Samuelson. Doug Samuelson is formerly General Counsel and Director of Acro Energy Technologies Corp. Mr. Samuelson has over 30 years of legal experience representing public and private companies in a variety of commercial matters. Prior to joining Acro Energy, Mr. Samuelson was a principal with a mid-sized law firm in Houston, Texas focusing on business and construction related matters. He obtained board certification in Civil Trial Law by the Texas Board of Legal Specialization and maintains the highest rating (A-V) of U.S. attorneys by Martindale-Hubbell. Mr. Samuelson holds a Juris Doctor degree from the University of Houston and a Bachelor of Science degree from the University of Wisconsin – River Falls.

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Jennifer Pfahler. Jennifer Pfahler is a consumer health, wellness, and lifestyle specialist, with Daniel J. Edelman, Inc. dba Edelman, who has worked with leading national brands, hospitals, and public health organizations for over 22 years. She actively represents leading health, food/nutrition, and consumer product and technology companies, including Merck Consumer Healthcare, Glaxo SmithKline, Pfizer, Johnson & Johnson, The Dannon Company, GNC, Microsoft, SpaFinder Wellness, and the American Heart Association. Her hospital experience includes representing Allina Health, Ascension Health, Hospital Sisters Health System, and Cancer Treatment Centers of America.

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Richard Ganley. Richard Ganley is the Chief Executive Officer and Positive Impact Executive for Van Go Activities and Beehive Logistics & Mobility Innovations. He has lived in Arizona since 1977 and has over 30 years of experience in the transportation, technology, healthcare, and service industries. Mr. Ganley is the founder and former Chief Executive Officer of Global Mobility Solutions, a worldwide leader in transportation and mobility solutions. He is also credited with pioneering many Internet tools and services in use today on the World Wide Web. He was the Co-Founder and Chief Executive Officer of Homefair.com, which was one of the first “Dot Com” companies in the world.

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Thomas Foster. Mr. Foster practiced federal and cross-border taxation (international, state and local) for 30 years (through 1997) at Exxon. Mr. Foster presented numerous tax presentations and meetings with various foreign governments (including China) on local and U.S. tax issues of concern to U.S. oil companies. He managed state income tax litigation (including various major Alaska tax cases). He coordinated industry efforts to challenge states’ positions on various tax issues in state and federal courts, including the U.S. Supreme Court. In addition, Mr. Foster private practiced law specializing in tax and restructuring. Mr. Foster received his LLM in taxation from New York University School of Law, his JD from Baylor University School of Law and his BBA from Baylor University School of Business. Mr. Foster is a CPA and admitted to practice law in the State of Texas.

None of our directors is a director in any other U.S. reporting companies nor has he/she been affiliated with any company that has filed for bankruptcy within the last ten years. The company is not aware of any proceedings to which any of our directors or any of their associates is a party adverse to the company or any of the company's subsidiaries or has a material interest adverse to it or any of its subsidiaries.

There are no legal proceedings that have occurred within the past ten years concerning our directors or executive officers which involved a criminal conviction; a criminal proceeding; an administrative or civil proceeding limiting one's participation in the securities or banking industries; a finding of securities or commodities law violations, or violation of law or regulation prohibiting fraud in connection with any business entity; or such person was the subject of any sanction or order of any self-regulatory organization or organization that has disciplinary authority over its members.

Item 6.                EXECUTIVE COMPENSATION

Summary Compensation Table
Name and Principal Position	Fiscal Year	Salary ($)	Stock Awards(1) ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Donald L. Kramer, Chief Executive Officer	2013	350,000	–	–	122,500	10,338(2)	482,838
	2012	350,000	–	–	70,000	10,000(2)	430,000
Harry Fleming, Chief Financial Officer (6)	2013	217,091	4,000	134,193(5)	112,000	52,849(2)	520,133
Kenneth Efird, Former Chief Operating Officer (7)	2013	233,269	–	134,193(5)	87,500	8,048(2)	463,010
	2012	144,278	–	–	70,625	5,240(2)	220,143
Thomas O. Foster, Former Chief Financial Officer	2013	–	–	–	–	72,036(4)	72,036
	2012	40,000	14,667	–	–	115,021(3)	169,688
Matthew Maruca, Former Corporate Counsel	2013	140,948	–	26,839(5)	52,406	6,967(2)	227,160
	2012	115,937	–	–	25,000	5,659(2)	146,596
Ranny Watson, Center Administrator	2012	121,434	–	–	22,050	6,085(2)	149,569

Notes:

(1)      Consists of RSUs that, upon vesting, may be paid by Northstar in cash or through the issuance of common shares from treasury. These figures reflect the grant date fair value.
(2)      Represents contributions made by Northstar Acquisitions to the Executive’s 401k plan. Mr. Fleming’s total also represents director fees and consulting fees of $50,180.
(3)      Includes $29,333 in BOD Fees, $84,688 in consulting fees, and $1,000 in contributions made to 401K plan.
(4)      Includes $16,000 in BOD Fees and $56,036 in consulting fees.
(5)      These figures reflect the grant date fair value of options granted to Mr. Fleming, Mr. Efird, and Mr. Maruca. In June 2013, Mr. Fleming and Mr. Efird each received a grant of 500,000 options. Mr. Maruca received a grant of 100,000 options. The option grants were made under the Stock Option Plan. Options were granted at an exercise price of Cdn $0.30, the weighted average trading price for the five trading days immediately preceding the grant date. Mr. Fleming exercised his stock options in the same month of grant. Mr. Maruca exercised his stock options in January 2014. Mr. Efird’s stock options are still outstanding as of the date of this filing. For details on the methodology used to calculate the fair value of these stock option awards on the grant date, see Note 18 of the 2013 Consolidated Financial Statements of Northstar Healthcare.
(6)      Mr. Fleming joined Northstar as its Chief Financial Officer in 2013.
(7)      Mr. Efird joined Northstar as its Chief Operating Officer in 2013.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($CAD)	Option Expiry Date	Number of Shares that have not Vested	Market or Payout Value of Share- based Awards that have not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Kenneth Efird, Former Chief Operating Officer	500,000	N/A	$0.30	3-Jun-23	N/A	N/A	N/A	N/A

Notes:

(1)      Assumes a December 31, 2013 value of Cdn$1.10 per Northstar common share (being the closing price of the Common Shares on the TSX on December 31, 2013), which is then converted into U.S. dollars at a rate of Cdn$1.00 = US$0.9402 (being the average rate on December 31, 2013).

2013 DIRECTOR COMPENSATION
Name	Fees Earned or Paid in Cash($)	Stock(1) Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Douglas Samuelson(2)	40,000	8,000	-	-		1,250	49,250
Richard Ganley	24,000	-	-	-		-	24,000
Jennifer Pfahler	24,000	-	-	-		-	24,000
James G. Springfield(2)	24,000	-	-	-		1,425	25,425

Notes:

(1)	Consists of RSUs that, upon vesting, may be paid by Northstar in cash or through the issuance of common shares from treasury. These figures reflect the grant date fair value.

(2)	Mr. Samuelson and Mr. Springfield resigned as directors on July 14, 2014.

Item 7.                  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Director Independence

We have determined that the following three of our current five directors, being a majority of our directors, are independent within the meaning of Canadian securities laws, the rules of the Toronto Stock Exchange and Section 803A of the NYSE MKT Company Guide.

Thomas O. Foster, III	Independent Director and Audit Committee Member
Richard Ganley	Independent Director and Audit Committee Member
Jennifer Pfahler	Independent Director and Audit Committee Member

Related Party Transactions

Except as described below, there were no transactions with any executive officers, directors, 5% stockholders and their families and affiliates since June 30, 2014.

On January 1, 2011 and as amended and restated on March 6, 2012, Northstar Subco entered into a promissory note with Donald Kramer, our Chief Executive Officer in the amount of $1,692,565.00 with interest accruing at 5.25% . This note is in good standing.

On June 20, 2013, Northstar Acquisitions entered into a promissory note with Harry Fleming, our then Chief Financial Officer in the amount of $150,000 with interest accruing at 5.5% . Per the terms of the note, no payment on the principal is owed until June 30, 2017. The note currently is in good standing.

Item 8.                  LEGAL PROCEEDINGS

From time to time, we may become involved in litigation relating to claims arising out of its operations in the normal course of business. We are not involved in any pending legal proceeding or litigation and, to the best of our knowledge, no governmental authority is contemplating any proceeding to which we area party or to which any of our properties is subject, which would reasonably be likely to have a material adverse effect on us, except for the following:

Adam Lefton, our former Chief Marketing Officer, on December 27, 2013 filed suit in the 11th District Court of Harris County, Texas against us and our subsidiary, Northstar Acquisitions, alleging breach of his employment agreement and claiming to have suffered damages. We have answered the suit denying the claims. As of June 30, 2014, based on the early nature of these proceedings no provision has been made for this claim.

Item 9.                  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market information

Our common stock is listed and posted for trading on the Toronto Stock Exchange under the symbol "NHC". The following table sets forth the reported high and low prices and the trading volume for our common shares on the Toronto Stock Exchange for the periods indicated in 2012, 2013 and the first two quarters of 2014:

Quarter	High (C$)	Low (C$)	Trading Volume (#)
2014 Q2	1.22	1.02	2,095,400
2014 Q1	1.28	0.98	3,828,300
2013 Q4	1.64	0.71	3,441,700
2013 Q3	0.87	0.39	1,382,400
2013 Q2	0.47	0.28	729,500
2013 Q1	0.52	0.13	2,631,300
2012 Q4	0.15	0.09	542,600
2012 Q3	0.22	0.09	278,200
2012 Q2	0.25	0.11	294,800
2012 Q1	0.21	0.15	282,600

Holders

As of June 30, 2014, we had approximately 1,500 holders of record of our common stock.

Dividends

We have not declared or paid any cash dividends on our common stock for over five years and we do not anticipate paying any dividends in the foreseeable future. We expect to retain any future earnings to finance our operations and expansion. The payment of cash dividends in the future will depend upon our future revenues, earnings and capital requirements and other factors the Board considers relevant.

Securities authorized for issuance under equity compensation plans

The following table provides a summary of securities authorized for issuance under our company's equity compensation plans as of the end of the fiscal year ended December 31, 2013.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans(1) (2)
Equity compensation plans approved by security holders (aggregated)	831,792	0.33	7,850,460
Equity compensation plans not approved by security holders (aggregated)	–	–	–

_________________________________
Notes:

(1)	Includes securities issued under our Restricted Share Unit Plan and Stock Option Plan up to December 31, 2013.

(2)	Excludes securities reflected in column entitled “Number of securities to be issued upon exercise of outstanding options, warrants and rights”.

Item 10.                RECENT SALES OF UNREGISTERED SECURITIES

In January 2012, we issued 2,000,000 common shares at a price of C$0.20 under a private placement agreement with Dr. Kenneth Alo. The total purchase price approximated C$0.4 million.

In December 2013, we issued, by way of a brokered private placement, 5,862,500 units, at a price of C$0.80 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant exercisable for one additional share at a price of C$1.10 for a period of two years. Through the private placement, we raised gross proceeds of approximately $4.4 million.

The shares were issued in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended. Except for the matters described above, the Registrant has not sold any of its equity securities within the past three years which were not registered under the Securities Act.

Each of the foregoing issuances was exempt from the registration requirements of the Securities Act of 1933, as amended pursuant to Section 4(2).

Item 11.                DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

Common Shares

The following description of our common stock is a summary and is qualified in its entirety by the provisions of our Articles which have been filed as an exhibit to this registration statement.

Our authorized share capital consists of an unlimited number of common shares. As of December 31, 2013, there were 42,729,547 issued and outstanding common shares and as of June 30, 2014 there were 43,411,318 issued and outstanding common shares. The power to allot and issue shares is conferred upon our Board of Directors. We may from time to time amend our Articles to add, change or remove any provision that is permitted by the BCBCA to be, or that is, set out in its Articles, including without limiting the generality of the foregoing, to: (i) create new classes of shares; (ii) change the designation of all or any of its shares; add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued or unissued; and (iv) change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series. The holders of shares of a class are entitled to vote separately as a class upon a proposal to amend the Articles to, inter alia, add to, remove or change the rights, privileges, restrictions or conditions attached to the shares of such class. The foregoing amendments to the Articles must be authorized by a special resolution of shareholders holding at least 662/3% of the outstanding Common Shares.

Each common share carries one vote on all matters to be voted on at all meetings of shareholders. Generally, under the BCBCA, the holders of shares of a class are entitled to vote separately as a class, regardless of whether such class otherwise carries the right to vote, in a number of circumstances, including in respect of proposals to amend the Articles to add, change or remove the rights, privileges, restrictions or conditions attached to the shares of such class, or to increase the rights or privileges of any class of shares having rights or privileges equal or superior to the shareholders’ shares of such class. In addition, the holders of shares of a class are entitled to vote, regardless of whether such class otherwise carries the right to vote, in respect of an amalgamation agreement, continuance or squeeze-out transaction, or in the event of a sale, lease or exchange of all or substantially all of the company's property out of the ordinary course of our business.

The holders of the common shares are entitled to receive dividends and we shall pay dividends thereon, if, as and when declared by the Board of Directors out of the moneys of the company properly applicable to the payment of dividends, in such amount and in such form as the Board of Directors may from time to time determine, and all dividends which the Board of Directors may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding.

In the event of the dissolution, liquidation or winding-up of the company, whether voluntary or involuntary, or any other distribution of assets of the company among its shareholders for the purpose of winding up its affairs, subject to the prior rights of any shares ranking senior to the common shares with respect to priority in the distribution of assets upon dissolution, liquidation or winding-up, shareholders shall be entitled to receive the remaining property and assets of the company.

Warrants

As of June 30, 2014 and December 31, 2013, we had 2,931,250 warrants outstanding for both periods to purchase common shares at an exercise price of C$1.10. Each share purchase warrant entitles the holder to purchase, subject to adjustment, one common share of our company for a period of two years until December 16, 2015.

As of June 30, 2014 and December 31, 2013, we had 410,375 transferable Agent’s Warrants outstanding to purchase common shares at an exercise price of C$0.95. Each Agent’s Warrant entitles the holder to purchase, subject to adjustment, one common share of our company for period of two years ending December 16, 2015. The Agent’s Warrants were issued in connection with the company’s private placement in December 2013.

Stock Options

As of June 30, 2014 and December 31, 2013, we had respectively 1,400,000 and 700,000 incentive stock options outstanding at exercise prices ranging from C$0.30 - C$1.06. Each incentive stock option entitles the holder to purchase, subject to adjustment, one common share of our company at the exercise price established at the time of grant of the options.

As of June 30, 2014, we had 781,791 Restricted Share Units (“RSU’s”) outstanding.

Item 12.                INDEMNIFICATIONS OF DIRECTORS AND OFFICERS

Subject to the BCBCA, our Articles provide for the mandatory indemnification of our directors, managers and officers from and against liability and costs in respect of any action or suit brought against them in connection with the execution of their duties of office, subject to certain limitations.

Pursuant to such provisions in the Articles, we must indemnify a director, former director or alternate director of the company and his or her heirs and legal representatives against all eligible penalties to which such person is or may be liable, and our company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the company on the terms of the indemnity contained in Article 21.1 of the Articles.

Our Articles also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity.

Indemnification against Public Policy

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling an issuer pursuant to the foregoing provisions, the opinion of the Securities & Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

The effect of indemnification may be to limit our rights and our shareholders (through shareholders’ derivative suits on behalf of the company) to recover monetary damages and expenses against a director for breach of fiduciary duty.

Item 13.                FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

For the Fiscal Years Ended December 31, 2013 and 2012

Independent Auditors’ Report

To the Shareholders of
Northstar Healthcare Inc.

Report on the Consolidated Financial Statements
We have audited the accompanying consolidated financial statements of Northstar Healthcare Inc. and its subsidiaries (“Northstar”), which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Northstar and its subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

\s\ CalvettiFerguson

Houston, TX

August 26, 2014

Northstar Healthcare, Inc.
Consolidated Balance Sheets
December 31, 2013 and 2012
(In thousands)

	2013	2012

ASSETS

CURRENT ASSETS:
Cash	$5,602	$4,222
Trade accounts receivable, net	8,281	4,090
Medical supplies	787	535
Prepaid expenses and other current assets	540	287
Total current assets	15,210	9,134

PROPERTY AND EQUIPMENT — Net	4,833	1,308
INTANGIBLE ASSETS	1,097	1,097
GOODWILL	1,228	1,228
NOTE RECEIVABLE	150	-
INVESTMENT IN ASSOCIATE	-	37
OTHER LONG -TERM ASSETS	121	67
TOTAL ASSETS	$22,639	$12,871

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade accounts payable	$3,018	$811
Accrued liabilities	1,970	1,215
Note Payable	1,693	-
Short-term portion of capital leases	49	-
Other current liabilities	43	-
Total current liabilities	6,773	2,026

NOTE PAYABLE	-	1,693
LONG-TERM PORTION OF CAPITAL LEASES	163	-
OTHER LONG -TERM LIABILITIES	-	2
Total liabilities	6,936	3,721

SHAREHOLDERS’ EQUITY:
Share Capital	-	-
Additional Paid in Capital	150,897	145,802
Accumulated deficit	(140,052)	(141,250)
Accumulated other comprehensive income	104	136
Total shareholders’ equity	10,949	4,688
NON-CONTROLLING INTERESTS	4,754	4,462
Total equity	15,703	9,150
TOTAL LIABILITIES AND EQUITY	$22,639	$12,871

The accompanying notes are an integral part of the consolidated financial statements.

Northstar Healthcare, Inc.
Consolidated Statements of Operations
Years Ended December 31, 2013 and 2012
(In thousands, except earnings per share)

	2013	2012

NET PATIENT SERVICE REVENUE	$31,128	$20,897

OPERATING EXPENSES:
Salaries and benefits	5,329	3,832
Drugs and supplies	4,423	2,391
General and administrative	10,648	4,488
Bad debt expense	-	145
Depreciation	650	779
Total operating expenses	21,050	11,635

INCOME FROM OPERATIONS	10,078	9,262

CORPORATE COSTS:
Salaries and benefits	2,285	1,600
General and administrative	2,228	1,681
Legal expenses	808	553
Depreciation	81	71
Total corporate costs	5,402	3,905

OTHER (INCOME) EXPENSE:
Gain on bargain purchase	(2,392)	-
Interest Expense	97	91
Other expense (income), net	120	(93)
Total other (income) expense	(2,175)	(2)

NET INCOME BEFORE INCOME TAXES
AND NONCONTROLLING INTERESTS	6,851	5,359

INCOME TAX	177	119
NET INCOME BEFORE NONCONTROLLING INTERESTS	6,674	5,240

NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	5,476	4,042

NET INCOME ATTRIBUTABLE TO NORTHSTAR HEALTHCARE	$1,198	$1,198
NET INCOME PER BASIC COMMON SHARE	$0.03	$0.03
NET INCOME PER FULLY DILUTED COMMON SHARE	$0.03	$0.03
WEIGHTED AVERAGE SHARES OUTSTANDING (BASIC)	36,793,950	35,461,911
WEIGHTED AVERAGE SHARES OUTSTANDING (FULLY DILUTED)	37,637,662	35,764,295

The accompanying notes are an integral part of the consolidated financial statements.

Northstar Healthcare, Inc.
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2013 and 2012
(In thousands)

	2013	2012

Net income	$1,198	$1,198
Other comprehensive (loss) income:
Foreign currency translation adjustments	(32)	1
Total other comprehensive (loss) income	(32)	1
Comprehensive income attributable to Northstar Healthcare	1,166	1,199

The accompanying notes are an integral part of the consolidated financial statements.

Northstar Healthcare, Inc.
Consolidated Statements of Changes in Equity
Years Ended December 31, 2013 and 2012
(In thousands)

					Equity	Equity
			Accumulated	Other	Attributable to	Attributable to
		Additional Paid	Accumulated	Comprehensive	Northstar	Noncontrolling
	Share Capital	In Capital	Deficit	Income	Healthcare	Interest	Total Equity

BALANCE — January 1, 2012	$-	$144,751	$(142,448)	$135	$2,438	$3,623	$6,061
Net income	-	-	1,198	-	1,198	4,042	5,240
Proceeds from sale of ownership interest in subsidiary	-	409	-	-	409	-	409
Purchase of additional ownership interest in subsidiary	-	146	-	-	146	(296)	(150)
Distributions to noncontrolling interests	-	-	-	-	-	(2,907)	(2,907)
Other comprehensive income	-	-	-	1	1	-	1
Subtotal	-	145,306	(141,250)	136	4,192	4,462	8,654
Exercise of stock options	-	400	-	-	400	-	400
Return of partner's capital	-	(25)	-	-	(25)	-	(25)
Share-based compensation, net	-	121	-	-	121	-	121
BALANCE — December 31, 2012	$-	$145,802	$(141,250)	$136	$4,688	$4,462	$9,150

BALANCE — January 1, 2013	$-	$145,802	$(141,250)	$136	$4,688	$4,462	$9,150
Net income	-	-	1,198	-	1,198	5,476	6,674
Proceeds from sale of ownership interest in subsidiary	-	303	-	-	303	-	303
Purchase of additional ownership interest in subsidiary	-	157	-	-	157	(927)	(770)
Proceeds from private equity offering	-	4,089	-	-	4,089	-	4,089
Distributions to noncontrolling interests	-	-	-	-	-	(4,257)	(4,257)
Other comprehensive income	-	-	-	(32)	(32)	-	(32)
Subtotal	-	150,351	(140,052)	104	10,403	4,754	15,157
Exercise of stock options	-	168	-	-	168	-	168
Share-based compensation, net	-	378	-	-	378	-	378
BALANCE — December 31, 2013	$-	$150,897	$(140,052)	$104	$10,949	$4,754	$15,703

The accompanying notes are an integral part of the consolidated financial statements.

Northstar Healthcare, Inc.
Consolidated Statements of Cash Flows
Years Ended December 31, 2013 and 2012
(In thousands)

	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,198	$1,198
Adjustments to reconcile net loss attributable to Northstar to net cash provided by operating activities:
Bad debt expense	-	145
Depreciation	731	850
Gain on sale of fixed assets	(2)	-
Non-controlling interests	5,476	4,042
Gain on bargain purchase of a business	(2,392)	-
Foreign currency (loss) gain	(32)	1
Share-based compensation	378	121
Changes in operating assets and liabilities	(1,869)	(1,593)
Net cash provided by operating activities	3,488	4,764

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,180)	(283)
Purchase of business	(460)	-
Distributions from investments in associates	159	34
Proceeds from sale of property and equipment	2	-
Proceeds from sale of ownership interests of subsidiary	303	409
Purchase of additional ownership interest in subsidiary	(770)	(150)
Net cash (used for) provided by investing activities	(1,946)	10

CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to non-controlling interests	(4,257)	(2,907)
Return of Partner's Capital - STPS	-	(25)
Proceeds from issuance of common shares - net	-	400
Proceeds from exercise of stock options	168	-
Payments of debt	-	(525)
Principal payments on capital lease	(12)	-
Note receivable	(150)	-
Proceeds from private equity offering	4,089	-
Net cash used for financing activities	(162)	(3,057)

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,380	1,717
CASH AND CASH EQUIVALENTS — Beginning of period	4,222	2,505
CASH AND CASH EQUIVALENTS — End of period	$5,602	$4,222

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for taxes	$177	$119
Cash paid for interest	$97	$91

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Capital expenditures funded by capital lease borrowings	$224	$-

The accompanying notes are an integral part of the consolidated financial statements.

Northstar Healthcare, Inc.
Notes to the Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

The Northstar Entities own and operate four licensed ambulatory surgery centers (“ASC’s”) providing scheduled surgical procedures in a limited number of clinical specialties. There are a total of 14 surgical suites, 4 procedure rooms, 23 pre-operation beds, 30 post-operation beds, 5 overnight beds, and 246 physicians with medical staff privileges.

Basis of Presentation

Our consolidated financial statements include the accounts of Northstar and its subsidiaries. Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are not consolidated from the date that control ceases. We eliminate intercompany accounts and transactions in consolidation, and we include the results of operations of businesses that are newly acquired in purchase transactions from their dates of acquisition. The Company had one business combination during the year ended December 31, 2013 (Note 2).

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America (“GAAP”), requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and these accompanying notes. We regularly evaluate the accounting policies and estimates we use. In general, we base the estimates on historical experience and on assumptions that we believe to be reasonable given the particular circumstances in which we operate. Although we believe all adjustments considered necessary for a fair presentation have been included, actual results may vary from those estimates. Financial and statistical information we report to other regulatory agencies may be prepared on a basis other than GAAP or using different assumptions or reporting periods and, therefore, may vary from amounts presented herein. Although we make every effort to ensure that the information we report to those agencies is accurate, complete and consistent with applicable reporting guidelines, we cannot be responsible for the accuracy of the information they make available to the public.

Retroactively calculated third-party contractual adjustments are accrued on an estimated basis in the period in which the related services are rendered. Net patient service revenue is adjusted as required in subsequent periods based on final settlements and collections.

Cash

We maintain our cash in bank deposit accounts that at times, may exceed federally insured limits. We have not experienced any losses in such accounts, and we believe we are not exposed to any significant credit risks on cash. At December 31, 2013 and 2012, our cash exceeded what is federally insured.

Accounts Receivable

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in active markets, do not qualify as trading assets, and have not been designated as either fair value through profit and loss or available for sale. After initial measurement, receivables are subsequently measured at amortized cost less any allowance for doubtful accounts.

On a periodic basis, we evaluate receivables based on the history of past collections and current credit conditions and adjust the carrying value accordingly. An account is written off when it is determined that all collection efforts have been exhausted. The Company does not accrue finance or interest charges on accounts receivable.

An allowance for uncollectible patient receivables balances, including receivables from non-partner surgeons, is maintained at a level which the Company believes is adequate to absorb possible losses.

The Company determines the adequacy of the allowance based on historical data, current economic conditions, and other pertinent factors for the respective center and its payors.

Medical Supplies

Medical supplies consist of various surgical supplies and medications and are valued at the lower of cost or net realizable value on the first-in, first-out method. The fair value of inventories is determined based on the estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories. The Company had no write-downs or reversals of write-downs for medical supplies for the years ended December 31, 2013 and 2012.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Property under capital leases and the related obligation for future lease payments are initially recorded at an amount equal to the lesser of fair value of the property and equipment or the present value of the future lease payments. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the term of the lease. When components of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment and depreciated based on their estimated useful lives. Maintenance and repairs are charged to operations when incurred.

We evaluate our long-lived assets for possible impairment annually or whenever events or changes in circumstances indicate that the carrying amount of the asset, or related group of assets, may not be recoverable from estimated future undiscounted cash flows. If the estimated future undiscounted cash flows are less than the carrying value of the assets, we calculate the amount of impairment if the carrying value of the long-lived assets exceeds the fair value of the assets. The fair value of the assets is estimated based on appraisals, established market values of comparable assets or internal estimates of future net cash flows expected to result from the use and ultimate disposition of the asset. The estimates of these future cash flows are based on assumptions and projections we believe to be reasonable and supportable. They require our subjective judgments and take into account assumptions about revenue and expense growth rates. These assumptions may vary by type of facility and presume stable, improving or, in some cases, declining results at our hospitals, depending on their circumstances.

We report long-lived assets to be disposed of at the lower of their carrying amounts or fair values less costs to sell. In such circumstances, our estimates of fair value are based on appraisals, established market prices for comparable assets or internal estimates of future net cash flows. Gains and losses on disposals of property and equipment are determined by comparing the proceeds from disposal with the net carrying amount of property and equipment, and are recognized within other income in the income statement.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds from disposal with the net carrying amount of property and equipment, and are recognized within other income in the income statement.

The estimated useful lives for depreciation purposes are as follows:

Property and Equipment	Estimated Useful Lives
Telephone equipment	7 Years
Computer hardware	5 Years
Computer software	3-5 Years
Furniture and office equipment	7 Years
Medical equipment	5 Years
Leasehold improvements	Lease term

Investments in Associates

Investments in associates are initially recognized at cost. The carrying amount is subsequently increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The investor’s share of the profit or loss of the investee is recognized in the investor’s profit or loss. Distributions received from an investee reduce the carrying amount of the investment.

Furthermore, after the investor's interest is reduced to zero (if applicable), additional losses are provided for, and a liability is recognized, only to the extent that the investor has incurred legal or constructive obligations or made payments on behalf of the associate. If the associate subsequently reports profits, the investor resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

Income from Gulf Coast Toxicology (“GCT”) was $122 and nominal for the years ended December 31, 2013 and 2012, respectively. As of September 30, 2013, GCT had ceased all operations. In November 2013, GCT made a final distribution, effectively decreasing the carrying amount of the investment to $0.

Goodwill and Indefinite Life Intangibles

Goodwill is reviewed for impairment on an annual basis or more frequently if events or circumstances indicate potential impairment. The Company’s goodwill evaluation is based on both qualitative and quantitative assessments regarding the fair value of goodwill relative to its carrying value. The Company assesses qualitative factors to determine if its sole reporting unit’s fair value is more likely than not to exceed its carrying value, including goodwill. In the event the Company determines that it is more likely than not that its reporting unit’s fair value is less than its carrying amount, quantitative testing is performed comparing recorded values to estimated fair values. If the fair value exceeds the carrying value, goodwill is not impaired. If the carrying value exceeds the fair value, impairment charge is recognized through a charge to operations based upon the excess of the carrying value of goodwill over the implied fair value.

Indefinite life intangible assets represent the fair value of Medicare licenses that we obtained when we acquired our interests in the Northstar Partnerships and are not amortizable, however, are evaluated for impairment on an annual basis.

Provisions

A provision is a liability of uncertain timing or amount. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligations and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

Provisions are re-measured at each balance sheet date using the current discount rate. The increase in the provision due to passage of time is recognized as interest expense.

Equity

Common shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects. Business acquisitions of entities under common control, or purchases of partial ownership interests in businesses under common control result in a reduction of equity.

Net Patient Service Revenue

Net patient service revenue (NPSR) is reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered.

The amounts actually collected by the Company from third-party payors, including private insurers, are variable, even for identical procedures performed. An additional factor in the determination of NPSR is the Company’s payor mix, as between private health insurance plans, workers’ compensation, directly from patients, and from government payor plans. Management reviews and evaluates historical payment data, payor mix and current economic conditions on a periodic basis and adjusts the estimated collections as a percentage of gross billings (which are used to determine NPSR) as required in subsequent periods based on final settlements and collections.

Revenue is recognized upon the performance of the patient service and when ultimate collection is measurable and reasonably assured.

Management Fee Revenue

Revenue from management fees represents fees charged to managed centers, based on a percent of collections, for managing the center’s business operations. Management fees are earned for services under the Management and Cost Sharing Agreements between Northstar Healthcare Acquisitions, LLC and certain subsidiaries, and for services provided to other clients of Acquisitions. During the year, the Company did not manage any centers other than certain subsidiaries. In August 2012, Northstar ASC Management, LLC (NASC) was created to provide management services to the re-syndicated MSID partnership. The Company’s ownership interest in NASC is 50.0% . These revenues are eliminated within the consolidated financial statements.

Income Taxes

The tax expense for the period comprises current and deferred tax. Tax expense is recognized in the income statement, except to the extent that it relates to items recognized directly in equity. For items recognized directly in equity, the tax expense is also recognized in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

The Company adopted section 740-10-25 of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) (“Section 740-10-25”). Section 740-10-25 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under Section 740-10-25, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty (50) percent likelihood of being realized upon ultimate settlement. The Company annually evaluates tax positions to determine the need for any additional disclosures in accordance with Section 740-10-25, including de-recognition, classification, interest and penalties on income taxes and accounting in interim periods.

Leases

Certain leases are classified as capital leases whenever the terms of the lease transfer substantially all of the risks and rewards of ownership to the lessee. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease as rent expense.

Deferred Share Unit Plan

In May 2012, the Board of Directors (“BOD”) terminated the Deferred Share Unit Plan (“DSU”) Plan. In conjunction with its termination, all outstanding DSUs previously issued to the directors were cancelled, and the Company granted each director a number of restricted share units (“RSUs”) equal to the number of DSUs which had been previously granted. The RSUs vested immediately.

Restricted Share Unit Plan

We maintain a Restricted Share Unit Plan (the “RSU Plan”) for our employees. Under the RSU Plan, RSUs may be granted to employees of Northstar Acquisitions at the sole discretion of the BOD. As these RSUs can be settled in cash or common shares, they are accounted for as equity instruments with the resulting expense recorded over their vesting period. In addition, we recognize the issuance of additional RSUs to reflect the payment of cash dividends on our common shares under the RSU Plan as an expense.

Share Option Plan

We maintain a Share Option Plan for our employees, insiders, and service providers. Under the Share Option Plan, options to purchase Company share (“Options”) may be granted at the sole discretion of the BOD. These Options are accounted for as equity instruments with the resulting expense recorded in the statement of operations.

Net Income (Loss) Per Common Share

We calculate net income (loss) per common share by dividing net income (loss) available for common shareholders by the weighted average number of common shares outstanding during the period. Fully diluted income (loss) per share is computed using the weighted average number of common and potential common shares outstanding during the period. Potential common shares include those that may be issued upon redemption of units granted under the Company’s RSU plan and Share Option Plans.

Comprehensive Income (Loss)

We adopted FASB ASC 220, “Reporting Comprehensive Income”, which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. Comprehensive income consists of net income and other gains and losses affecting stockholder's equity that are excluded from net income, such as unrealized gains and losses on investments available for sale, foreign currency translation gains and losses and minimum pension liability. The Companies other comprehensive income represents foreign currency translation adjustments.

Recent Accounting Pronouncements

In May 2014, FASB issued ASU 2014-09 that introduces a new five-step revenue recognition model in which an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU also requires disclosures sufficient to enable users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers, including qualitative and quantitative disclosures about contracts with customers, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract. This standard is effective for fiscal years beginning after December 15, 2016, including interim periods within that reporting period. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

2. Acquisitions

In December 2013, the Company completed its acquisition of a former outpatient surgery center near Phoenix, Arizona. The acquisition was completed through bankruptcy court. The Company created a new subsidiary named Northstar Healthcare Surgery Center – Scottsdale, LLC and will continue to operate the surgery center in a similar capacity.

The Company concluded that the fair value of the consideration transferred in the acquisition was less than the fair value of the net identifiable assets acquired, resulting in $2.4 million gain recognized in connection with the acquisition. The gain from a bargain purchase has been presented in a separate line item in the accompanying statement of operations.

The costs related to the transaction were $0.1 million and were expensed during the year ended December 31, 2013.

The following table summarizes the fair values of the identifiable assets acquired at the date of acquisition:

2013

Furniture and office equipment	$131
Medical equipment	495
Tenant improvements	2,226
Net assets acquired	2,852
Less: gain from bargain purchase	(2,392)
Total purchase price	$460

3. Financial Instruments and Concentration

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies, and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout these consolidated financial statements.

Principal financial instruments

The principal financial instruments used by the Company, from which financial instrument risk arises, are as follows:

  Cash and cash equivalents
  Accounts receivable and other receivables
  Investment in Associate (see Note 11)
  Accounts payable, accrued liabilities and other current liabilities
  Other liabilities and notes payable

Financial instruments - risk management

The Company is exposed through its operations to the following financial risks:

  Credit risk
  Fair value or cash flow interest rate risk
  Foreign exchange risk
  Other market price risk
  Liquidity risk

Credit risk

Credit risk is the risk of financial loss to the Company if a patient, non-partner surgeon or insurance company fails to meet its contractual obligations. The Company, in the normal course of business, is exposed mainly to credit risk on its accounts receivable from insurance companies, other third-party payors, and doctors. Accounts receivables are net of applicable bad debt reserves, which are established based on specific credit risk associated with insurance companies and payors and other relevant information.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due and arises from the Company’s management of working capital. The Company’s objective to managing liquidity risk is to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due. To achieve this objective, it seeks to maintain cash balances (or agreed facilities) to meet expected requirements. The liquidity risk of the Company and its subsidiaries is managed centrally by the Company’s finance function. The Company believes that there are currently no concerns of its ability to meet its liabilities as they become due for the foreseeable future.

A summary of certain information about our payor concentration is as follows:

	2013 Net Patient	2012 Net Patient
	Service Revenue by	Service Revenue by
Payors	Payor Mix	Payor Mix

Private insurance and other private pay	92.4%	90.1%
Workers compensation	4.5%	6.2%
Medicare	3.1%	3.7%
Total	100%	100%

Revenues and related accounts receivable are reported at estimated collectible amounts which are based on management’s evaluation of historical payment rates, payor mix, and current economic conditions. A 5.0% change in the estimated collectible rates would result in a decrease/increase in pre-tax profit by $1.6 million and $1.0 million for the years ended December 31, 2013 and 2012, respectively.

Interest rate risk

The Company entered into a revolving line of credit that, from time to time, may increase interest rates based on market index.

Foreign exchange risk

Foreign exchange risk arises because the Company has certain expenses that are incurred in Canadian dollars.

The Company is also exposed to currency risk on purchases made from vendors based in Canada. The Company had Canadian denominated cash (“Cdn”) of $3.1 million and a nominal amount of trade payables at December 31, 2013. The Company had a nominal amount of Cdn and trade payables at December 31, 2012.

4. Determination of Fair Values

The estimate fair value of financial instruments is the amount at which the instrument could be exchanged currently between willing parties. The carrying amounts of the Company’s financial instruments, which include cash, trade receivables, deposits, accounts payable, accrued expenses, capital leases and notes payable approximate their fair values at December 31, 2013 and 2012, respectively, due to the short-term nature, maturities or nature of interest rates.

5. Trade Accounts Receivable

A detail of accounts receivable as of December 31, 2013 and December 31, 2012 are as follows (in thousands):

	2013	2012

Trade accounts receivable	$10,431	$5,474
Allowance for doubtful accounts	(1,384)	(1,384)
Receivables transferred	(766)	-
Balance at end of year	$8,281	$4,090

Trade receivables are non-interest bearing and are generally received within 30-90 days. Bad debt expense was nil for the years ended December 31, 2013 and 2012. The Company analyzed receivables and determined that there were no collectability issues on accounts receivable balances in the current period.

As of January 2013, the Company entered into an accounts receivable transfer arrangement with a third party. Pursuant to the terms of this arrangement, the Company, from time to time, shall transfer to the third party certain of its accounts receivable balances on a non-recourse basis. As of December 31, 2013, there remains a balance of $0.8 million that was transferred to a third party. These funds are netted in accounts receivable. For the year ended December 31, 2013, these transfers have resulted in $2.5 million of expense recognized that has been recorded in general & administrative expenses in return for advancement on payment. Concurrently, upon collection of these transferred funds, payment will be made to the transferee.

6. Property and Equipment

A detail of the components of property and equipment as of December 31, 2013 and December 31, 2012 are as follows (in thousands):

	2013	2012

Telephone equipment	$29	$29
Computer hardware	431	374
Computer software	444	354
Furniture and office equipment	457	272
Medical equipment	6,218	4,611
Leasehold improvements	5,178	2,893
	12,757	8,533
Less accumulated depreciation	(7,924)	(7,225)
Property and equipment, net	$4,833	$1,308

7. Intangible Assets

Listed below are the identifiable intangible assets recognized upon the acquisition of the Northstar Partnerships. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable but at least on an annual basis.

Intangible assets at December 31, 2013 and December 31, 2012 consist of the following (in thousands):

	2013	2012

Intangible Assets	$9,339	$9,339
Accumulated amortization	(8,242)	(8,242)
Balance at end of year	$1,097	$1,097

Intangible assets represent the fair value of the assets the Company obtained when it acquired its interests in the Northstar Partnerships. Intangible assets include the value of Medicare licenses and non-compete agreements. Medicare licenses are an indefinite life intangible asset, thus not amortizable and have a carrying value of $1.1 million as of December 31, 2013 and December 31, 2012. The non-compete agreements are fully amortized.

8. Goodwill

The following table provides information on changes in the carrying amount of goodwill, which is included in the accompanying consolidated balance sheets as of December 31, 2013 and 2012:

	2013	2012

Cost	$15,528	$15,528
Accumulated impairment losses	(14,300)	(14,300)
Balance at end of year	$1,228	$1,228

The Company did not record any impairment charge for the year the twelve months ended December 31, 2013 and 2012.

9. Notes Payable

Purchase of PFSD

In conjunction with the Company’s purchase of Palladium for Surgery – Dallas, Ltd. (“PFSD”), the Company entered into a promissory note with Dr. Donald Kramer, the Company’s Chief Executive Officer (CEO) for a principal amount of $2.1 million on January 1, 2011.

The note was initially amended in March 2012, in conjunction with the private placement of common shares that occurred in January 2012. The amended note had a principal balance of $1.7 million for the year ended December 31, 2012.

The note was subsequently amended in March 2013. The amended note has a principal balance of $1.7 million and bears interest at 5.25% per annum until January 2014, when the interest rate increased to 6.25% per annum. The principal amount and any accrued and unpaid interest is due on or before December 31, 2014. Interest payments are payable on a monthly basis. Outstanding interest payments have been paid as of the date of these financials. The note is included in the statement of financial position as a short-term liability.

The promissory note provides that any outstanding indebtedness will be paid prior to December 31, 2014, in the event of either of the following occurrences (i) the Company raises capital in excess of $5.0 million or (ii) the Company reports on its financial statements for the year ended December 31, 2013, earnings before interest, taxes, depreciation, and amortization (EBITDA) of $5.0 million or more.

Revolving Line of Credit

Houston Microsurgery Institute, LLC (“MSIH”) had a revolving line of credit whereas MSIH could borrow up to $0.5 million for working capital purposes. Any amount borrowed was due within one year from the date of borrowing. The revolving line of credit was subject to variable interest rates as published by The Wall Street Journal, with a minimum 5.5% interest rate per annum and maximum of 24.0% per annum. MSIH pledged its accounts receivable as collateral on this revolver. The Company had no outstanding amount due on this revolver as of December 31, 2012. The revolving line of credit terminated during the year ended December 31, 2013.

10. Fair Value Measurements

The fair value of a financial instrument is the amount at which the instrument could be exchanged in an orderly transaction between market participants to sell the asset or transfer the liability. The inputs used by the Company to measure fair value are classified into the following fair value hierarchy:

Level 1:	Quoted prices in active markets for identical assets or liabilities.

Level 2:	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data at the measurement date.

Level 3:	Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

In determining the fair value of assets and liabilities that are measured on a recurring basis at December 31, 2013 and 2012, the Company utilized Level 2 inputs to perform measurements (in thousands):

	2013	2012

Assets:
Investment in associate - Level 2	$-	$37

The fair value of the investment, which is presented on a separate line item in the accompanying consolidated balance sheets, is determined based on the investor’s share of the profit or loss of the investee after the date of acquisition. The investor’s share of the profit or loss of the investee is recognized in the investor’s profit or loss. Distributions received from an investee reduce the carrying amount of the investment.

As of September 30, 2013, GCT had ceased all operations. In November of 2013, GCT made a final distribution, effectively decreasing the carrying amount of the investment to $0.

11. Noncontrolling Interest

Kirby Partnership

In March 2012, the Company sold 18.4% of its ownership interest in the Kirby Partnership to existing physician limited partners, effectively decreasing the Company’s ownership interest to 47.1% . In November 2012, the Company sold 6.9% of its ownership interest in the Kirby Partnership to one existing physician limited partner and one new physician limited partner, effectively decreasing the Company’s ownership interest to 40.1% . In November 2013, the Company sold 15.1% of its ownership interest in the Kirby Partnership to existing physician limited partners, effectively decreasing the Company’s ownership interest to 25%.

MSIH

In February 2012, the Company acquired additional ownership interests from all of the physician limited partners at MSIH, effectively increasing the Company’s ownership interest to 90.6% . In March 2013, the Company redeemed the remaining equity interests held by physician limited partners at MSIH, effectively increasing the Company’s ownership interests to 97.7% . In October 2013, MSIH ceased operating as an ASC.

MSID

In August 2012, the Company purchased ownership interests from all of the physician limited partners at MSID, increasing the Company’s ownership interest from 25% to 100.0% . The Company then facilitated the closing of a private placement offering for equity at MSID to a physician group, effectively decreasing the Company’s ownership interest from 100% to 50%. In December 2012, the Company facilitated the closing of a private placement offering for equity at MSID to three new physician limited partners, effectively decreasing the Company’s ownership interest to 36.5% . In August 2013, the Company purchased ownership interest from all of the physician limited partners at MSID, increasing the Company’s ownership interest to 100%.

NASC

In August 2012, the Company facilitated a private placement offering for equity at MSID to a physician group. In conjunction with this transaction, NASC was created to provide management services to the re-syndicated partnership. The Company’s ownership interest in NASC is 50.0% .

NHC ASC – Dallas

In July of 2013, the Company formed a limited liability company, NHC ASC – Dallas, which was owned 100% by NHA. In October 2013, the Company syndicated a private placement for certain physicians to become members in NHC ASC – Dallas. The Company assigned 100% of its equity interest in MSID to NHC ASC – Dallas, of which the Company owns 35% as a result of syndication.

STPS

In April 2012, the Company returned partner capital contributions to all physician limited partners of STPS. The transaction effectively increased the Company’s ownership interest in STPS to 100.0% . STPS ceased operations in April 2012.

Non-controlling interests at December 31, 2013 represent an 8.1% interest in the Palladium Partnership, a 75% interest in the Kirby Partnership, a 65% interest in MSID, a 2.3% interest in MSIH, a 60% interest in Houston Procedure Suite, LLC (“HPS”), and a 50% interest in NASC.

12. Operating Leases

Northstar and its subsidiaries occupy four ASCs and a corporate business space under operating lease agreements. The minimum rental commitments under non-cancellable operating leases are as follows (in thousands):

Operating Leases

2014	$2,210
2015	2,238
2016	2,291
2017	2,072
2018	1,881
Thereafter	6,750
Total minimum rentals	$17,442

Rent expense was $1.4 million and $1.2 million for the years ended December 31, 2013 and 2012, respectively.

13. Capital Leases

Northstar and its subsidiaries hold various capital leases for medical equipment which contain bargain purchase options at the end of the lease terms. The remaining minimum capital lease obligations are as follows (in thousands):

Capitalized Leases

2014	$59
2015	59
2016	59
2017	48
2018	11
Thereafter	-
Less amounts representing interest	(24)
Total minimum rentals	$212

Depreciation of capital leases is included in depreciation expense in the accompanying consolidated statement of operations.

14. Equity

In total, the Company has issued 42,729,547 of its common shares. There is no par value assigned to our common shares.

In January 2012, the Company issued 2,000,000 common shares at a price of Cdn$0.20 under a private placement agreement with Dr. Kenneth Alo, who serves as a Medical Director of North American Spine, a subsidiary of Athas Health, LLC. The total purchase price approximated Cdn$0.4 million.

In December 2013, the Company issued, through a private placement agreement, 5,862,500 Units, at a price of Cdn$0.80 per Unit. Each Unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant exercisable for one additional share at a price of Cdn$1.10. Through the private placement, the Company raised $4.1 million, net of offering costs of $0.3 million.

Of the $4.1 million raised capital, $2.7 million was provided in exchange for stock warrants and other financial instruments, resulting in a remaining $1.4 million which was recorded as an increase to share capital for the year ended December 31, 2013.

15. Share Based Compensation

Restricted Share Unit Plan

During 2008, the BOD approved the adoption of an RSU Plan for employees. RSUs may be granted to employees of Northstar Acquisitions at the sole discretion of the BOD.

Subject to the BOD’s ability to accelerate the vesting of the RSUs if it determines circumstances so warrant, each RSU will generally vest in full on the third anniversary of the date of grant; provided that if there is a change of control of the Company prior to the vesting date of the RSUs and a participant is terminated (or resigns for good reason) within six months following such change of control, a pro rata portion of their unvested RSUs will vest up to the date of the change of control.

Upon vesting of his or her RSUs, a participant will be entitled to receive on the vesting date, at the discretion of the BOD either: (a) a lump sum cash payment equal to the number of RSUs multiplied by an average closing price of the common shares on the Toronto Stock Exchange on the redemption date, net of any applicable deductions and withholdings; or (b) that number of common shares equal to the number of RSUs credited to the participant’s RSU account, such common shares to be issued from treasury of the Company. The participant is to receive the benefit on, or as soon as practicable after, the vesting date, but in no event later than 90 days after the vesting date. Unlike share options, RSUs do not require the payment of any monetary consideration to the Company.

Whenever cash dividends are paid on the Company’s common shares, dividend equivalents in the form of additional RSUs will be credited to each Participant and will become part of his or her award under the RSU Plan. The RSUs representing dividend equivalents will vest and be paid at the same time and in the same manner as the RSUs to which the dividend equivalents pertain.

In the event of a Participant’s termination of employment, voluntary or by cause, with the Company prior to any vesting date, the Participant’s rights to any unvested RSUs will be immediately and irrevocably forfeited.

If the Participant’s employment with the Company terminates on account of death or disability or is terminated by the Company without cause prior to any vesting date, the Participant will become vested in a prorated portion of his or her unvested RSUs, based on the number of months that have elapsed in the then current vesting period as of the date of termination.

Deferred Share Unit Plan

In May 2012, the BOD terminated the DSU Plan. In conjunction with its termination, all outstanding DSUs previously issued to the directors were cancelled, and the Company granted each director a number of RSUs equal to the number of DSUs which had been previously granted. The RSUs vested immediately. A total of 536,219 DSUs were cancelled in this manner. As the cancelled DSUs and newly granted RSUs all vested at the time of grant, no change to compensation expense occurred.

Share Option Plan

In April 2012, the BOD approved the adoption of a Share Option Plan for insiders, employees, and service providers. In May 2012, the Company’s shareholders approved the Share Option Plan, and in July 2012, the Toronto Stock Exchange approved the Share Option Plan. Share Options may be granted at the sole discretion of the BOD. The exercise price of an Option is determined by the BOD at the time of grant and shall not be less than the current market price. The term of each Option is determined by the BOD and shall not exceed 10 years.

If an Optionee shall cease to be a Participant for cause, no Option held by such Optionee shall be exercisable following the date on which such Optionee ceases to be a Participant. If an Optionee ceases to be a Participant for any reason other than for cause, any Option held by such Optionee at such time shall remain exercisable in full at any time, and in part from time to time, for a period of 90 days after the date on which the Optionee ceases to be a Participant.

If the Participant’s employment with the Company terminates on account of death, any option held by such Participant at the date of death shall be exercisable in whole or in part only by the person or persons to whom the rights of the Participant’s Options by will or laws of descent.

The maximum number of RSUs and share options that may be issued under the combined plans is equal to 20.0% of the Company’s issued and outstanding common shares.

The Company granted a total of 1,275,000 stock options during the twelve months ended December 31, 2013. Of the granted options, 625,000 vested immediately upon issuance and the remaining 650,000 options vested ratably over a three quarter period ended December 31, 2013.

The following table summarizes stock option activity through December 31, 2013:

	Shares Underlying	Weighted-Average	Weighted-Average
	Options	Exercise Price	Remaining Life (years)

Outstanding at January 1, 2012	-	$-	-
Granted	150,000	$0.21	0.1
Outstanding at December 31, 2012	150,000	$0.21	0.1
Granted	1,275,000	$0.35	10
Exercised	(575,000)	$0.31
Forfeited	(150,000)	$0.21
Outstanding at December 31, 2013	700,000	$0.39	10

Exercisable at December 31, 2013	700,000	$0.39	10

The total intrinsic value of stock options exercised during the year ended December 31, 2013 was nominal. The total intrinsic value for all in-the-money vested outstanding stock options during the year ended December 31, 2013, was $0.5 million. As of December 31, 2013, all outstanding stock options were fully vested.

Outstanding share-based awards to purchase 150,000 shares of common stock that had an exercise price in excess of the average market price of the common stock during the year ended December 31, 2012, were not included in the calculation of diluted securities under the treasury method for purposes of determining diluted earnings per share due to their anti-dilutive impact. During the year ended December 31, 2013, there were no options that were anti-dilutive.

The Company recorded compensation expense of $0.3 million relative to stock options for the year ended December 31, 2013. The Company recorded nominal compensation expense relative to stock options for the year ended December 31, 2012.

The fair value of stock options used in recording compensation expense are computed using the Black-Scholes option pricing model. The table below shows the assumptions used in the model for options awarded during the year ended December 31, 2013.

Twelve months ended
December 31, 2013

Expected price volatility	124% to 125%
Risk free interest rate	2% to 4%
Expected annual dividend yield	0%
Expected option term (years)	0.1 and 10
Expected forfieture rate	0%
Grant date fair value per share	$0.30 to $0.95

For stock options, the Company recognizes share-based compensation net of estimated forfeitures and revises the estimates in the subsequent periods if actual forfeitures differ from the estimates. Forfeiture rates are estimated based on historical experience as well as expected future behavior. As of December 31, 2013, the Company utilized a forfeiture rate of 0% based on a minimal number of stock option issuances, only one historical forfeiture and little to no anticipated turnover rate in those positions awarded with stock based compensation.

16. Employee Retirement Plan

Substantially all of our employees, upon qualification, are eligible to participate in our defined contribution 401(k) plan. Under the plan, employees may contribute a portion of their eligible compensation, and the Company matches such contributions annually up to a maximum percentage for participants actively employed, as defined by the plan documents. Plan expenses were approximately $0.1 million for both the years ended December 31, 2013 and 2012. Such amounts are reflected in operating salaries and benefits in the accompanying consolidated statements of operations.

17. Net Patient Service Revenue

The Northstar ASCs include NPSRs reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered. The amounts actually collected by the Company from third-party payors, including private insurers, are variable, even for identical procedures. An additional factor in the determination of net patient service revenues is the Company’s payor mix, as between private health insurance plans, workers’ compensation, directly from patients, and from government payor plans. Management reviews and evaluates historical payment data, payor mix and current economic conditions on a periodic basis and adjusts the estimated collections as a percentage of gross billings (which are used to determine NPSR) as required in subsequent periods based on final settlements and collections.

18. Earnings Per Share

Basic earnings per share

The calculations of basic earnings per share (EPS) were based on the net income attributable to common shareholders of $1.2 million and $1.2 million for the years ended December 31, 2013, and 2012, respectively, and basic weighted average number of common shares outstanding of 36,793,950 shares and 35,461,911 shares for the years ended December 31, 2013 and 2012, respectively.

A detail of the Company’s EPS is as follows (in thousands except for share and per share amounts):

	2013	2012

Net income for the period	$1,198	$1,198

Issued common shares at beginning of period	36,082,114	33,385,395
Effect of Private Placement	240,925	1,781,421
Effect of Stock Based Compensation	470,911	295,095
Weighted average common shares at end of period	36,793,950	35,461,911

Basic EPS	$0.03	$0.03

Dilutive earnings per share

The calculations of dilutive EPS for the year ended December 31, 2013, were based on the net income attributable to common shareholders of $1.2 million and a dilutive weighted average number of common shares of 37,637,662 shares.

The calculation of dilutive EPS for the year ended December 31, 2012, were based on the net income attributable to common shareholders of $1.2 million and a dilutive weighted average number of common shares of 35,764,295 shares.

A detail of the Company’s dilutive EPS is as follows (in thousands except for share and per share amounts):

	2013	2012

Net income for the period	$1,198	$1,198

Weighted average common shares (basic)	36,793,950	35,461,911
Effect of Private Placement	111,920	-
Effect of Stock Based Compensation	731,792	302,384
Weighted average common shares (diuluted) at end of period	37,637,662	35,764,295

Dilutive EPS	$0.03	$0.03

19. Income Taxes

a.      Reconciliation of Reported Income Tax Expense to Expected Income Tax Expense

The following table shows the reconciliation between income tax expense reported in our Consolidated Statements of Operations and Comprehensive Income and the income tax expense that would have resulted from applying the United States federal income tax rate of 35% to pre-tax income. Though the Company was incorporated in British Columbia, all of the Company’s subsidiaries are incorporated in the United States. Therefore, the Company reconciles the income/(loss) before income taxes for U.S. tax purposes.

	2013	2012
Income before income taxes	$6,674	$5,240

U.S. federal income tax rate	35%	35%

Expected U.S. federal income tax (recovery)	2,336	1,834
Permanent differences	92	2
Valuation Allowance	(620)	(500)
Non-controlling interests	(1,917)	(1,415)
Other	109	79
	$-	$-

b.      Future Income Tax

The table below sets forth the tax effects of temporary differences that give rise to significant portions of the future income tax assets and future income tax liabilities that are reported in our Consolidated Statements of Financial Position.

	2013	2012
Future income tax asset:
Goodwill	$20,844	$24,465
Intangibles	1,459	1,676
U.S. non-capital losses	12,398	11,354
Interest carry-forward	1,391	1,391
Non-capital losses	10,735	10,537
Allowance for bad debts	406	406
Reduction of carrying amount of deferred tax assets	(47,233)	(49,829)
Net future income tax asset	$-	$-

Deferred tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company did not recognize deferred tax assets of $47.2 million.

The Company has Canadian non-capital losses of approximately $36.0 million which will begin to expire in 2028 and U.S. net operating losses of approximately $35.0 million which will begin to expire in 2030. On September 30, 2010 the Company issued 18,778,446 common shares to entities controlled by Donald Kramer resulting in a change of ownership greater than 50%. As a result, the U.S. net operating losses are limited by the Internal Revenue Code. In addition, the Company has approximately $4.0 million in interest carry-forwards that have no expiration date.

The Company recognizes uncertain tax positions taken or expected to be taken on tax returns at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. As of December 31, 2013 and 2012, no such uncertain income tax benefits were recognized.

20. Business Segment Information

The Company operates in one reportable business segment and one geographic location and operates only in the United States.

21. Related Parties

In conjunction with the Company’s purchase of PFSD, the Company entered into a promissory note with Dr. Donald Kramer, the Company’s CEO, on January 1, 2011. The note had a principal balance of $1.7 million at December 31, 2013. The principal amount and any accrued and unpaid interest is due on or before December 31, 2014.

Kirby Partnership

In March 2012, the Company sold 18.4% of its ownership interest in the Kirby Partnership to existing physician limited partners, effectively decreasing the Company’s ownership interest to 47.1% . In November 2012, the Company sold 6.9% of its ownership interest in the Kirby Partnership to one existing physician limited partner and one new physician limited partner, effectively decreasing the Company’s ownership interest to 40.1% . In November 2013, the Company sold 15.1% of its ownership interest in the Kirby Partnership to existing physician limited partners, effectively decreasing the Company’s ownership interest to 25%.

MSIH

In February 2012, the Company acquired additional ownership interests from all of the physician limited partners at MSIH, effectively increasing the Company’s ownership interest to 90.6% . In March 2013, the Company redeemed the remaining equity interests held by physician limited partners at MSIH, effectively increasing the Company’s ownership interests to 97.7% . In October 2013, MSIH ceased operating as an ASC and NHSC-H took over all existing operations of MSIH.

NHSC-H

In August of 2013, the Company formed a limited liability company, NHSC-H, which was owned 100% by NHA. In October 2013, the Company syndicated a partnership with certain physician partners for NHC ASC – Dallas. The Company assigned 100% of its equity interest in MSID to NHC ASC – Dallas, of which the Company owns 35% as a result of syndication.

MSID

In August 2012, the Company purchased ownership interests from all of the physician limited partners at MSID, increasing the Company’s ownership interest from 25% to 100.0% . The Company then facilitated the closing of a private placement offering for equity at MSID to a physician group, effectively decreasing the Company’s ownership interest from 100% to 50%. In December 2012, the Company facilitated the closing of a private placement offering for equity at MSID to three new physician limited partners, effectively decreasing the Company’s ownership interest to 36.5% . In August 2013, the Company purchased ownership interest from all of the physician limited partners at MSID, increasing the Company’s ownership interest to 100%.

NASC

In August 2012, the Company facilitated a private placement offering for equity at MSID to a physician group. In conjunction with this transaction, NASC was created to provide management services to the re-syndicated partnership. The Company’s ownership interest in NASC is 50.0% .

NHC ASC – Dallas

In July of 2013, the Company formed a limited liability company, NHC ASC – Dallas, which was owned 100% by NHA. In October 2013, the Company syndicated a private placement for certain physicians to become members in NHC ASC – Dallas. The Company assigned 100% of its equity interest in MSID to NHC ASC – Dallas, of which the Company owns 35% as a result of syndication.

STPS

In April 2012, the Company returned partner capital contributions to all physician limited partners of STPS. The transaction effectively increased the Company’s ownership interest in STPS to 100.0% . STPS ceased operations in April 2012.

NHSC-S

In December 2013, the Company formed a limited liability company, NHSC-S, which is owned 100% by NHA and will operate in the form of an ASC. Operations commenced subsequent to December 31, 2013.

On June 25, 2013, the Company entered into a promissory note receivable with an executive employee of the Company for a principal amount of $0.2 million. The note bears interest at a rate of 5.5% per annum. The term provides that interest will be calculated at a daily rate and all accrued and unpaid interest shall be paid annually on the first day of July of each successive year. The unpaid principal balance together with all accrued but unpaid interest is due in full on or before June 30, 2017.

In 2013, the Company entered into a management and cost sharing agreement with Northstar Pain Management P.A. (“NSPM”). NSPM is owned by Dr. Donald Kramer, the Company’s Chief Executive Officer. Operation of NSPM is designed to support the Company’s marketing campaigns. As part of the management and cost sharing agreement, the Company provides comprehensive management services to NSPM. Expense incurred for management services to NSPM was $0.2 million for the year ended December 31, 2013.

The related party transactions mentioned above are measured at exchange amounts agreed upon by both parties.

22. Supplemental Cash Flow Information

The changes in non-cash working capital for the years ended December 31, 2013 and 2012 are comprised of the following (in thousands):

	2013	2012

Trade accounts receivable	$(4,191)	$(1,899)
Medical supplies	(252)	(47)
Prepaids and other current assets	(253)	(32)
Other long-term assets	(176)	-
Trade accounts payable and accrued liabilities	2,962	382
Other current liabilities	43	-
Other long-term liabilities	(2)	3
Total	$(1,869)	$(1,593)

23. Professional and General Liability Insurance

At December 31, 2013 and 2012, the Company has outstanding insurance policies with third party providers to meet all necessary insurance requirements for the Company and its Officers.

24. Litigation

Steve Linehan, the Company’s former CEO, filed suit in the District Court of Harris County, Texas against the Company and the Company’s subsidiary, Northstar Healthcare Acquisitions, LLC, alleging breach of his employment agreement and claiming to have suffered damages of $1.1M. The Company has answered the suit denying the claims and filed a counterclaim against Linehan for fraudulent inducement into this employment agreement. The Company continues to vigorously contest Linehan’s claims. As of the date of these consolidated financial statements, based on a consideration of all relevant facts and circumstances, no provision has been made for this claim as the Company believes that a material payment is doubtful.

For the years ended December 31, 2013 and 2012, the Company recorded costs of $1.0 million and $0.6 million, respectively, in connection with various legal proceedings.

25. Subsequent Events

In January 2014, the Company acquired an ownership interests in two imaging centers and one urgent care clinic in the Houston area, for a total purchase price of $1.4 million. The purchase price is comprised of $0.9 million in cash and 431,711 shares of NHC stock. The entities commenced operations in the first quarter of 2014.

In March 2014, the Company settled all litigation with Steve Linehan, the Company’s former CEO. Adam Lefton, the Company’s Chief Marketing Officer, filed suit in the District Court of Harris County, Texas against the Company and the Company’s subsidiary, Northstar Healthcare Acquisitions, LLC, alleging break of his employment agreement and claiming to have suffered damages. The Company has answered the suit denying the claims. Based on the early nature of these proceedings no provision has been made for this claim.

We have evaluated subsequent events through August 26, 2014, the date the consolidated financial statements were issued.

26. Approval of Financial Statements

The consolidated financial statements were approved by the board of directors for issuance on August 26, 2014.

Item 14.              CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

Item 15.              FINANCIAL STATEMENTS AND EXHIBITS

(a)      Financial Statements

Our financial statements are stated in United States dollars and are prepared in accordance with US GAAP.

The following financial statements and notes thereto are filed with and are incorporated by reference herein as part of this registration statement:

(i)           audited consolidated financial statements for the years ended December 31, 2013 and December 31, 2012, including: independent auditors' report by Calvetti, Ferguson & Wagner, P.C., consolidated statements of financial position, consolidated statements of operations and comprehensive loss, consolidated statements of cash flows, consolidated statements of changes in shareholders' deficiency, and notes to consolidated financial statements.

(b)      Exhibits.

The exhibits listed below are filed as part of this registration statement.

Exhibit	Exhibit
Number	Description

(3)	(i) Articles of Incorporation (ii) By-laws

3.1*	Certificate of Incorporation.

3.2*	Notice of Articles.

3.3*	Articles.

(10)	Material Contracts

10.1*	Employment Agreement between Northstar Healthcare Acquisitions and Donald Kramer, dated January 1, 2011.

10.2*	Second Amended and Restated Promissory Note between Northstar Healthcare Subco and Donald Kramer, dated March 6, 2013.

10.3*	Promissory Note between Northstar Healthcare Acquisitions and Harry Fleming, dated June 30, 2013.

10.4*	Employment Agreement between Northstar Healthcare Acquisitions and Harry Fleming, dated December 26, 2013.

10.5*	Assignment and Assumption of Base Year Medical Office Building between NHSC- Scottsdale, LLC and Brown Medical Center, Inc, dated January 8, 2014.

10.6*	Agency Agreement between Northstar Healthcare Inc. and PI Financial Corp. dated December 16, 2013.

(21)	Subsidiaries of the Registrant

21.1*	Subsidiaries of Northstar Healthcare Inc.

Exhibit	Exhibit
Number	Description

(23)	Consents of Experts and Counsel

23.1*	Consent of Calvetti, Ferguson & Wagner, P.C.

*filed herewith

99.	Additional Exhibits

Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHSTAR HEALTHCARE INC.
(Registrant)

Dated: August 26, 2014	/s/ Donald Kramer, M.D.
Donald Kramer, M.D.
Chief Executive Officer and Director
(Principal Executive Officer)

Dated: August 26, 2014	/s/ Andy Chen
Andy Chen
Chief Financial Officer
(Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Dated: August 26, 2014	/s/ Donald Kramer, M.D.
Donald Kramer, M.D.
Chief Executive Officer and Director

Dated: August 26, 2014	/s/ Harry Fleming
Harry Fleming
Director

Dated: August 26, 2014	/s/ Thomas O. Foster, III
Thomas O. Foster, III
Director